UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION
WASHINGTON,

DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a

-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT

OF 1934

29 October 2020
Commission File Number 1-

15200
Equinor ASA
(Translation of registrant’s

name into English)

FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)

Indicate by check mark whether the

registrant files or will file annual

reports under cover of Form 20

-F

or Form 40-F:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant

is submitting the Form 6-K in

paper as permitted by Regulation S

-T Rule 101(b)(1):_____

Indicate by check mark if the registrant

is submitting the Form 6-K in

paper as permitted by Regulation S

-T Rule 101(b)(7):_____

This Report on Form 6-K

contains a report of the third

quarter 2020 results of Equinor

ASA.

Equinor third quarter 2020

Equinor third quarter 2020

results

Equinor reports adjusted earnings of USD 0.78 billion and USD 0.27 billion after tax in the third quarter of 2020. IFRS net operating income was negative USD 2.02 billion and the IFRS net income was negative USD 2.12 billion, following net impairments of USD 2.93 billion mainly due to reduced future price assumptions.

●

Solid results from operations

in a low-price environment
●

On track to deliver on

USD 3 billion action plan

to strengthen financial

resilience
●

Strong value creation

from renewables
●

Net debt ratio
(1)

increased to 31.6%, due

to net impairments

and payment for government

share of share buy-back

“Our financial results

are impacted by weak

prices as regions across

the world are still severely

affected by the pandemi

c.

We see the
results of our forceful

response to the market turmoil

,

with significant cost improvements

and strict financial discipline.

Net impairments
in the quarter are

mainly due to reduced price assumptions.

Significant uncertainty

remains around the future

commodity price
development underlining

the importance of increased

competitiveness and

financial resilience,

”

says Eldar Sætre, President

and CEO
of Equinor ASA.

“We deliver solid

operational results in the

quarter with an

underlying production

growth of nine percent. We

progress our competitive
project portfolio, supported

by the tax policy measures

in Norway,

with the delivery of

Plan for Development and

Operation of the
Breidablikk field.

Our specialised

organisation for late-life

production at the

Norwegian continental shelf

had a successful start

-up
showing improved production

efficiency and reduced

cost,“

says Sætre.

“We continue to

capture value from our renewable

energy portfolio and position

ourselves for profitable growth

in value chains for
carbon capture and

storage.

This quarter we announced

our partnership with

BP,

including the divestment

of half of our share

of
offshore wind projects

Empire Wind and Beacon

Wind in the US.

We are progressing

H2H Saltend,

a project for large-scale
production of hydrogen

in the UK, and in Norway

we are progressing the Northern

Lights project as part

of creating full value cha

ins
for carbon capture,

transportation and storage,

”

says Sætre.

Adjusted earnings [5]

were USD 0.78 billion in the

third quarter,

down from USD 2.59 billion

in the same period in

2019.

Adjusted
earnings after tax [5]

were USD 0.27 billion, down

from USD 1.08 billion

in the same period last year

.

Low prices for liquids and gas
impacted the earnings

for the quarter.

Equinor is on track

to deliver on the action plan

launched in March 2020

of USD 3 billion to strengthen

financial resilience,

including a
reduction of operating

costs of USD 0.70 billion

.

Unit production costs are

significantly reduced from

third quarter last year.

In the E&P Norway segment

,

Equinor saw weak

prices impacting the

results but took advantage

of the flexibility in gas

production as
gas prices in Europe

recovered through the

quarter.

Results in the E&P International

segment were impacted

by low prices,

partially offset by a substantial

reduction in costs. The E&P
USA segment was also

impacted by weak prices,

while continuing efforts

to reduce activity and costs.

The Marketing, midstream

and processing segment

captured value from

gas sales to Europe, offset

by slightly negative refinery
margins in the quarter.

New energy solutions

delivered a positive result

in the quarter, including

costs related to maturation

of new projects.

A capital gain of
around USD 1 billion

from the divestment of

a 50% non-operated interest

of the offshore wind

projects Empire Wind

and Beacon Wind
in the US is expected

to be booked in the

first quarter of 2021.

IFRS net operating

income was negative

USD 2.02 billion in the third

quarter, down from

negative USD 0.47 billion

in the same period
of 2019.

IFRS net income was negative

USD 2.12 billion in the third

quarter, down from

negative USD 1.11

billion in the third quarter
of 2019.

Net operating income

was impacted by net impairment

s

of USD 2.93 billion

mainly due to reduced future

price assumptions as

well as

This is a non-GAAP figure. Comparison

numbers and reconciliation to IFRS

are presented in the table Calculation

of capital employed and
net debt to capital employed ratio as

shown under the Supplementary

section in the report.

Equinor third quarter 2020

some reductions

in reserves estimates.

Net impairments

include USD 1.38 billion

in the E&P USA

segment, of which

USD 1.21 billion
is related to US onshore.

Impairments in the

E&P International segment were

USD 1.18 billion, while

impairments within the E&P
Norway segment was

USD 0.37 billion. In total,

USD 0.58

billion of the net impairment

was recognised as

exploration expenses.

Equinor delivered total

equity production of 1,994

mboe per day in the third quarter,

up from 1,909 mboe per

day in the same period in
2019,

with an increased share

of gas.

Adjusting for portfolio

transactions and government

-imposed curtailments, this

represents an
underlying production

growth of around 9% compared

to the third quarter of

2019.

At the end of the

third quarter Equinor has completed

26 exploration wells

with 13 commercial discoveries

and two wells under
evaluation. At the quarter

end,

16 wells were ongoing. Adjusted

exploration expenses

in the quarter were USD 0.30

billion, compared
to USD 0.26 billion

in the same quarter of 2019.

Cash flows provided

by operating activities

before taxes paid and changes

in working capital amounted

to USD 10.2 billion in

the first
nine months of 2020,

compared to USD 16.6 billion

in the first nine months of

2019.

Organic capital expenditure

[5] was USD 5.99
billion for the first nine

months of 2020.

At the closing of the quarter

net debt to capital employed
(2)

was 31.6%, up from 2

9.3%

at the
end of the second quarter

of 2020,

mainly impacted by the

net impairment in the

quarter,

as well as share buy-back

from the
Norwegian state.

Following the implementation

of IFRS 16, net debt to capital

employed
(2)

was 37.0%.

The board of directors

has decided a cash dividend

of USD 0.11 per

share for the third quarter 2020.

The twelve-month average

Serious Incident Frequency

(SIF) for the period

ending 30

September was 0.6 for 2020

,

similar to the
same period for 201

9.

The twelve-month average

Recordable Injury Frequency

(TRIF) for the period

ending 30

September was 2.3 for
2020,

compared to 2.5 in

2019.

Quarters Change First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million, unless stated otherwise) 2020 2019 Change
(2,019) (472) (469) >(100%) Net operating income/(loss) (2,434) 7,783 N/A
780 354 2,593 (70%) Adjusted earnings [5] 3,181 9,934 (68%)
(2,124) (251) (1,107) (92%) Net income/(loss) (3,080) 2,081 N/A
271 646 1,077 (75%) Adjusted earnings after tax [5] 1,478 3,739 (60%)
1,994 2,011 1,909 4%
Total equity

liquids and gas production (mboe

per day) [4]
2,079 2,032 2%
38.3 22.9 52.5 (27%)
Group average liquids price (USD/bbl)

[1]
35.2 55.8 (37%)

This is a non-GAAP figure. Comparison

numbers and reconciliation to IFRS

are presented in the table Calculation

of capital employed and
net debt to capital employed ratio as

shown under the Supplementary

section in the report.

Equinor third quarter 2020

GROUP REVIEW
Third quarter 2020
Total equity

liquids and gas production

[4] was 1,994 mboe

per day in the third quarter

of 2020, up 4% compared

to 1,909 mboe
per day in the third

quarter of 2019 mainly due

to new fields on the NCS and

UKCS. Increased flexible

gas production added to the
increase,

partially offset by expected

natural decline mainly

on the NCS,

production halt

in Brazil and divestment

of the Eagle Ford
asset in the E&P USA segment

in the fourth quarter

of 2019.

Total entitlement

liquids and gas production
[3] was 1,865 mboe

per day in the third quarter

of 2020,

up 7%

compared to 1,745
mboe per day in the

third quarter of 2019.

In addition to the factors

mentioned above, production

was positively influenced

by lower
effects from production

sharing agreements (PSA) [4],

and lower US royalty

volumes.

The net effect of PSA and US royalties

was 129
mboe per day in total

in the third quarter of 2020

compared to 164 mboe

per day in the third quarter

of 2019.

Quarters Change Condensed income statement under IFRS First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (unaudited, in USD million) 2020 2019 Change
11,339 7,603 15,610 (27%)
Total revenues

and other income
34,073 49,189 (31%)
(5,307) (2,750) (7,667) (31%) Purchases [net of inventory variation] (15,453) (22,928) (33%)
(2,368) (2,411) (2,922) (19%) Operating and administrative expenses (7,382) (8,063) (8%)
(4,798) (2,522) (4,619) 4%
Depreciation, amortisation and net

impairment losses
(11,757) (9,039) 30%
(886) (393) (871) 2% Exploration expenses (1,914) (1,374) 39%
(2,019) (472) (469) >(100%) Net operating income/(loss) (2,434) 7,783 N/A
(2,124) (251) (1,107) (92%) Net income/(loss) (3,080) 2,081 N/A
Net operating income
was negative USD 2,019

million in the third quarter

of 2020, compared to

negative USD 469 million in

the third
quarter of 2019. The

decrease was mainly

due to lower liquids and

gas prices in addition

to net impairments
3

primarily related to
reduced price assumptions
4

and negative reserve

updates.

Strong results from liquids

trading in the MMP segment

in addition to lower
operational and administrative

expenses, especially in

the MMP segment, partially

offset the decrease.

In the third quarter of

2020, net operating income

was negatively impacted

by net impairments
3

of USD 2,928 million

and provisions of
USD 108 million.

Changes in fair value of derivatives

and inventory hedge contracts

of USD 352 million partially

offset the decrease.

In the third quarter of

2019, net operating income

was negatively impacted

mainly by net impairments

of USD 2,794 million,

provisions
of USD 560 million

and changes in fair value

of derivatives and inventory

hedge contracts of USD 444

million and positively affected
by gain from sale of

assets of USD 849 million.

For more information, see note 2 Segments

to the Condensed interim financial

statements.

For more information, see note 6

Property, plant

and equiptment and intangible assets

to the Condensed interim financial

statements.

Equinor third quarter 2020

Quarters Change Adjusted earnings First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
10,909 8,044 15,352 (29%)
Adjusted total revenues and other

income
33,923 47,999 (29%)
(5,203) (2,798) (7,642) (32%) Adjusted purchases [6] (15,856) (22,977) (31%)
(2,179) (2,351) (2,421) (10%)
Adjusted operating and administrative

expenses
(6,975) (7,354) (5%)
(2,445) (2,259) (2,432) 1%
Adjusted depreciation, amortisation

and net impairment
losses (7,025) (6,969) 1%
(302) (282) (263) 15% Adjusted exploration expenses (886) (766) 16%
780 354 2,593 (70%) Adjusted earnings [5] 3,181 9,934 (68%)
271 646 1,077 (75%) Adjusted earnings after tax [5] 1,478 3,739 (60%)
For items impacting net

operating income/(loss),

see Use and reconciliation

of non-GAAP financial

measures in the Supplementary
disclosures.

Adjusted total revenues

and other income
were USD 10,909

million in the third quarter

of 2020 compared to USD 15,352

million in
the third quarter of 2019

.

The decrease was mainly

due to lower average

prices for liquids and gas.

Adjusted purchases

[6] were USD 5,203 million

in the third quarter of 2020

,

compared to USD 7,642

million in the third quarter of
2019. The decrease

was mainly due to lower

average prices for liquids

and gas.

Adjusted operating and administrative

expenses
were USD 2,179 million

in the third quarter of

2020,

compared to USD 2,421
million in the third quarter

of 2019. The decrease

was mainly due to lower

activity level as a result

of the Covid-19 pandemic

and the
divestment of the

Eagle Ford asset in the fourth

quarter of 2019. Lower royalties

and production fees added

to the decrease. Higher
transportation costs

for liquids,

especially in the MMP segment

,

partially offset

the decrease.

Adjusted depreciation, amort

isation and net impairment

losses
were USD 2,445 million

in the third quarter of 2020,

compared to

USD 2,432 million in

the third quarter of 2019.

The slight increase was

mainly due to ramp-up of

new fields on the NCS and higher
investments especially

in the E&P segments.

Higher proved reserves

estimates especially in

the E&P International and

E&P USA
segments

in addition to lower depreciation

basis resulting from net

impairments in previous

periods mostly offset

the increase.

Adjusted exploration expenses
were USD 302 million

in the third quarter of 2020

,

compared to USD 263 million

in the third quarter
of 2019.

The increase was mainly due

to a lower portion of exploration

expenditures being capitalised

and a higher portion

of
exploration expenditure

capitalised in earlier yea

rs being expensed this quarter,

partially offset by lower

drilling costs. For more
information, see the

table titled Adjusted exploration

expenses in the Supplementary

disclosures.

After total adjustments
5

of USD 2,704 million to

net operating income,
Adjusted earnings

[5] were USD 780 million

in the third
quarter of 2020,

a 70% decrease from USD 2,593

million in the third quarter

of 2019.

Adjusted earnings after

tax

[5] were USD 271 million

in the third quarter of 2020

,

which reflects an effective

tax rate on adjusted
earnings of 65.3%, compared

to 58.5%

in the third quarter of 2019.

The increase in the effective

tax rate was mainly due

to decreased
adjusted earnings in

the third quarter of 2020

in entities with lower than

average tax rates, and

in entities without recognised

taxes,
partially offset by

the temporary changes

to Norway’s petroleum

tax system as described

in note 8 Impact of pandemic

and oil price
decline to the Condensed

interim financial statements.

Cash flows provided by operating

activities
decreased by USD 1,549 million

compared to the third

quarter of 2019. The decrease
was mainly due to lower

liquids and gas prices and

a change in working capital,

partially offset by decreased

tax payments.

Cash flows used in investing

activities
increased by USD 2,877 million

compared to the third

quarter of 2019. The increase

was
mainly due to increased

financial investments and

reduced proceeds from

sale of assets, partially

offset by lower cash

flow used for
business combinations

and capital expenditures.

For items impacting net operating income,

see Use and reconciliation of

non-GAAP financial measures in

the Supplementary disclosures.

Equinor third quarter 2020

Cash flows provided by financing

activities
increased by USD 820 million

compared to the third quarter

of 2019. The increase

was
mainly due to increased

short-term debt, increased

collateral received and decreased

dividend paid, partially

offset by increased
payments related

to the share buy-back

programme and repayment

of finance debt.

Total cash

flows
decreased by USD 3,606

million compared to the

third quarter of 2019.

Free cash flow

[5] in the third quarter of

2020 was USD 216 million

compared to negative

USD 672 million in the third

quarter of
2019. The increase

was mainly due to lower

cash flow used for business

combinations, decreased tax

payments and lower capital
expenditures, partially

offset by reduced

proceeds from sale

of assets, lower liquids

and gas prices and increased

payments related to
the share buy-back

programme.

First nine months 2020

Net operating income
was negative USD 2,434

million in the first nine

months of 2020 compared

to positive USD 7,783

million in the
first nine months

of 2019.

The decrease was ma

inly due to lower liquids

and gas prices in addition

to net impairments
6

primarily
related to reduced price

assumptions
7
and negative reserve

updates

.

In the first nine months

of 2020,

net operating income was

negatively impacted mainly

by net impairments
6

of USD 5,752 million

and
provisions of USD 290

million.

In the first nine months

of 2019, net operating income

was negatively affected

mainly by net impairments

of USD 2,678 million,
provisions of USD 557

million and positively impacted

by net gain of sale of assets

of USD 999 million and changes

in the fair value of
derivatives and inventory

hedge contracts of USD 267

million.

Adjusted total revenues

and other income
were USD 33,923

million in the first

nine months of 2020 compared

to USD 47,999
million in the first

nine months of 2019.

The decrease was mainly

due to lower average

prices for liquids and gas.

Adjusted purchases

[6]

were USD 15,856 million

in the first nine months of

2020 compared to USD 22,977

million in the first nine
months of 2019. The

decrease was mainly

due to lower average prices

for liquids and gas.

Adjusted operating and admi

nistrative expenses
were
USD 6,975 million in the first

nine months of 2020,

a decrease of USD 379
million compared to

the first nine months of 2019.

The decrease was mainly

due to the NOK/USD exchange

rate development in
addition to lower

royalties and production

fees driven by lower volumes

and prices.

The divestment of the

Eagle Ford asset in the E&P
USA segment in the

fourth quarter of 2019 and

reduced Gassled removal

costs added to the decrease.

Higher transportation

costs for
liquids in the MMP segment

partially offset the

decrease.

Adjusted depreciation, amortisation

and net impairment

losses
were
USD 7,025 million in the

first nine months of

2020, up

USD 56 million compared

to the first nine months of

2019. The slight increase

was mainly due to ramp-up

of new fields especially

on
the NCS and UKCS and

higher investments

mainly in the US.

Higher proved

reserves estimates for several

fields, lower depreciation
basis resulting from

net impairments in previous

periods and the NOK/USD exchange

rate development mostly

offset the increase.

Adjusted exploration expenses
increased by USD 120

million to USD 886

million in the first

nine months of 2020,

primarily due to a
higher portion of exploration

expenditure capitalised

in earlier years being expensed

this period and higher drilling

costs.

The increase
was partially offset

by a higher portion of

exploration expenses

being capitalised,

lower seismic costs and

other costs. For more
information, see table

titled Adjusted exploration

expenses in the Supplementary

disclosures.

After total adjustments
8

of USD 5,520 million to

net operating income,
Adjusted earnings

[5] were USD 3,181

million in the first nine
months of 2020,

down 68% from USD 9,934

million in the first nine months

of 2019.

Adjusted earnings after

tax

[5] were USD 1,478 million

in first nine months of 2020,

compared to USD 3,739

million in the first nine
months of 2019. The

effective tax rate on

adjusted earnings was

53.6%

in first nine months of

2020, compared to

an effective tax

rate
of 62.4%

in first nine months

of 2019. The decrease

in the effective tax rate

was mainly caused by the

temporary changes to

Norway’s
petroleum tax system

as described in note 8

Impact of pandemic and

oil price decline to the Condensed

interim financial statements,
in addition to changes

in provision for best estimat

es for uncertain tax

positions.

For more information, see note 2 Segments

to the Condensed interim

financial statements.
7

For more information, see note 6 Property,

plant and equiptment and intangible

assets to the Condensed interim

financial statements.
8
For items impacting net operating income,

see Use and reconciliation

of non-GAAP financial measures

in the Supplementary disclosures

Equinor third quarter 2020

Cash flows provided by operating

activities

decreased by USD 3,932 million

compared to the first nine

months of 2019. The
decrease was mainly

due to lower liquids and

gas prices and a change

in working capital, partially

offset by decreased

tax payments
and increased cash

flow from derivatives.

Cash flows used in investing

activities

increased by USD 920 million

compared to the first nine

months of 2019. The increase

was
mainly due to increased

financial investments and

reduced proceeds from

sale of assets, partially

offset by lower cash

flow used for
business combinations

and capital expenditures.

Cash flows provided by financing

activities

increased by USD 8,107 million

compared to the first

nine months of 2019.

The
increase was mainly

due to bond issues

in the second quarter of

2020, increased short-term

debt and decreased dividend

paid,
partially offset by

increased payments related

to the share buy-back

program and increased repayment

of finance debt.

Total cash

flows

increased by USD 3,255

million compared to the

first nine months of 2019.

Free cash flow
[5] for the first nine months

of 2020 was negative USD 1,

277 million including USD 332

million received from the
Lundin divestment included

in the line item (increase)/decrease

in financial investment in

the cash flow statement, comp

ared to USD
338 million in the

first nine months of

2019. The decrease was

mainly due to lower liquids

and gas prices, reduced

proceeds from sale
of assets and increased

payments related to the

share buy-back program

,

partially offset by decreased

tax payments, lower cash

flow
used for business combinations,

lower capital expenditures

and increased cash flow

from derivatives.

OUTLOOK

●

Organic capital expenditures

[5] are estimated

at around USD 8.5

billion for 2020
9
, around USD 10 billion

for 2021
9
, and
around USD 12 billion

annual average for 2022

-2023

●

Equinor intends to continue

to mature its attractive portfo

lio of exploration assets

and estimates a total
exploration activity

level
of around USD 1.1 billion

for 2020, excluding signature

bonuses,

accruals and field development

costs

●

Equinor’s ambition is

to keep the
unit of production cost

in the top quartile of

its peer group

●

For the period 2019

–2026,
production growth

[7] is expected

to come from new projects

resulting in around

3% CAGR
(Compound Annual

Growth Rate) based on

current forecast

●

Scheduled maintenance

activity

is estimated to reduce

equity production by around

30 mboe per day for the

full year of 2020

These forward-looking

statements reflect current

views about future events

and are, by their nature,

subject to significant risks
and uncertainties

because they relate to

events and depend on circumstances

that will occur in the future.

We continue to

monitor the
impact of Covid-19

on our operations. Deferral

of production to create

future value, production

cuts, gas off-take,

timing of new
capacity coming on

stream, operational regularity,

impact of Covid-19

and activity level in

the US onshore represent

the most
significant risks related

to the foregoing production

guidance. There has been

considerable uncertainty

created by the Covid-19
pandemic and we are

still unable to predict the

ultimate impact of this

event,

including impact on general

economic conditions
worldwide. Our future

financial performance,

including cash flow and

liquidity, will

be impacted by the

extent and duration

of the
current market conditions,

the development in realised

prices, including price

differentials and the

effectiveness of actions

taken in
response to the pandemic.

For further information,

see section Forward-looking

statements.

9

USD/NOK exchange rate assumption

of 9.5.

Equinor third quarter 2020

EXPLORATION & PRODUCTION NORWAY

Third quarter 2020 review

Average daily production

of liquids and gas

increased by 19% to

1,273 mboe per day

in the third quarter of 2020,

compared to

1,067 mboe per day

in the third quarter of 2019.

The increase was mainly

due to ramp-up of new fields.
Net operating income

was USD 431 million

in the third quarter of

2020 compared to USD 2,558

million in the third quarter of

2019.
The decrease was mainly

due to lower liquids price

and gas transfer price in

addition to impairments.

Higher volumes partially offset
the decrease.

In the third quarter of

2020, net operating income

was negatively impacted

by impairments

of USD 360 million, partially

offset by
overlifted volumes of

USD 23 million. In the third

quarter of 2019, net operating

income was positively

impacted by gain on sale of
assets of USD 840

million, partially offset by

a negative impact of USD

25 million related

to underlifted volumes.

Adjusted operating

and administrative expenses

decreased mainly due

to the NOK/USD exchange

rate development, lower
transportation cost

in addition to lower activity

and reduced cost level

as a result of the Covid

-19 restrictions.

Lower well maintenance
cost added to the

decrease.

Adjusted depreciation, amortisation

and net impairment

losses increased mainly

due to ramp-up of new
fields.

Adjusted exploration expenses

increased mainly due

to lower portion of exploration

expenditure being capitalised,

a higher
portion of exploration

expenditure capitalised

earlier years being expensed

this quarter and higher

field development costs.

Lower
drilling costs partially

offset the increase.

After total adjustments

of USD 342 million to

net operating income,
Adjusted   earnings/(loss)

[5] were USD 773 million

in the third
quarter of 2020, compared

to USD 1,735 million

in the third quarter of 2019.

Quarters Change Adjusted earnings First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
2,763 1,715 3,680 (25%)
Adjusted total revenues and other

income
8,071 13,007 (38%)
(699) (743) (822) (15%)
Adjusted operating and administrative

expenses
(2,097) (2,422) (13%)
(1,126) (992) (981) 15%
Adjusted depreciation, amortisation

and net impairment
losses (3,099) (2,945) 5%
(165) (65) (142) 16% Adjusted exploration expenses (325) (335) (3%)
773 (85) 1,735 (55%) Adjusted earnings/(loss) [5] 2,551 7,305 (65%)
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
First nine months 2020

Net operating income

for E&P Norway was USD

1,294 million

in the first nine months of

2020 compared to USD 8,155

million in the
first nine months

of 2019. The decrease

was mainly due to lower

liquids price and gas

transfer price in addition to

impairments

in the
first nine months

of 2020.

Higher liquids volumes

partially offset the

decrease.

In the first nine months

of 2020, net operating income

was negatively impacted

by impairments

of USD 1,219 million

and underlifted
volumes of USD 26 million

.

In the first nine months of

2019, net operating income

was positively impacted

by a gain on sale of

assets
of USD 977 million,

partially offset by a negative

impact of USD 94 million

from underlifted volumes in

the period and an

Equinor third quarter 2020

implementation effect

of USD 42 million from a

change in accounting policy

for lifting imbalances.

Adjusted operating

and administrative expenses

decreased mainly due

to the NOK/USD exchange

rate development and

reduced
Gassled removal

costs. Adjusted depreciation,

amortisation and net impairment

losses increased mainly

due to ramp-up of new

fields.
The NOK/USD exchange

rate development and

higher proved reserves estimates

for several fields partially

offset the increase.
Adjusted exploration

expenses decreased mainly

due to lower drilling costs.

Lower portion of exploration

expenditure being
capitalised and a

higher portion of exploration

expenditure capitalised

earlier years being expensed

this period partially offset

the
decrease.

After total adjustments

of USD 1,256 million to net

operating income,
Adjusted earnings/(loss)
[5] were USD 2,551

million in the first
nine months of 2020,

a decrease of 65%

from USD 7,305 million

in the first nine months

of 2019.

Equinor third quarter 2020

EXPLORATION & PRODUCTION INTERNATIONAL

In the second quarter

of 2020, Equinor changed

its internal reporting to management,

impacting the composition

of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA are now reported

separately to management,

and such
information is also considered

to be useful to the users

of the financial statements,

resulting in the exploration

and production activities
in the USA being considered

a separate operating-

and reporting segment as

of the second quarter

of 2020. Previously these
activities were included

in the DPI operating segment

and presented as part

of the E&P International

reporting segment.

Third quarter 2020 review

Average daily equity production

of liquids and gas

was 323 mboe per day

in the third quarter of

2020 compared to 410 mboe

per
day in the third quarter

of 2019. The decrease was

primarily due to repairs on

Peregrino (Brazil) resulting in

a production halt, lower
gas nominations,

natural decline in mature

fields, partially offset

by production ramp

-up of new fields in the UK.

Average daily entitlement

production of liquids

and gas
was 255 mboe per day

in the third quarter of 2020

compared to

312 mboe per day in

the third quarter of 2019. The

decrease was due to lower

equity production partially

offset by lower effects

from
production sharing a

greements (PSA). The net

effects from PSA were

68 mboe per day in

the third quarter of 2020

compared to

97 mboe per day

in the third quarter of 2019.

Net operating income
was negative USD 1,328

million in the third quarter

of 2020 compared to positive

USD 325 million in the third
quarter of 2019. The

decrease was mainly

due to higher impairment

s

in the third quarter of 2020

,

lower liquids and gas prices

in
addition to lower

entitlement production.

In the third quarter of

2020,

net operating income

was negatively impacted

by impairments of USD 1

,176 million. In the third

quarter of
2019,

net operating income

was negatively impacted

by net impairments

of USD 56 million.

Adjusted operating

and administrative expenses

decreased mainly due

to lower operation and

maintenance expenses

in addition to
lower royalties and

production fees, driven by

lower volumes and prices

.

Adjusted depreciation, amortisation

and net impairment
losses decreased mainly

due to higher proved reserves

estimates and lower production

from mature fields. Ramp

-up of new fields on
stream partially offset

the decrease. Adjusted explo

ration expenses increased

mainly due to a lower portion

of exploration expenditure
being capitalised

and a higher portion of

exploration expenditure

capitalised in earlier

years being expensed this

quarter. Lower

drilling
and field development

costs partially offset

the increase.

After total adjustments

of USD 1,224 million to net

operating income,
Adjusted earnings/(loss)

[5] were negative USD 104

million in
the third quarter of 2020,

down from positive

USD 451 million in the third

quarter of 2019.

Quarters Change Adjusted earnings First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
820 622 1,477 (44%)
Adjusted total revenues and other

income
2,589 4,576 (43%)
12 (26) 16 (25%) Adjusted purchases (56) (9)
>100%

(306) (324) (377) (19%)
Adjusted operating and administrative

expenses
(996) (1,226) (19%)
(511) (475) (564) (9%)
Adjusted depreciation, amortisation

and net impairment
losses (1,529) (1,551) (1%)
(119) (177) (100) 18% Adjusted exploration expenses (488) (367) 33%
(104) (379) 451 N/A Adjusted earnings/(loss) [5] (479) 1,423 N/A
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim

financial statements. For

items impacting net operating

Equinor third quarter 2020

income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
First nine months 2020

Net operating income
for E&P International

was negative USD 2,189

million in the first nine

months of 2020,

compared to positive

USD 1,418 million in

the first nine months of

2019. The decrease was

mainly due to higher net

impairments

in the first nine months of
2020 and lower liquids

and gas prices.

Equinor third quarter 2020

In the first nine months

of 2020, net operating income

was negatively impacted

by net impairments of

USD 1,705 million.

In the first
nine months of 2019,

net operating income

was positively impacted

by net impairment reversals

of USD 60 million and negatively
impacted by an imp

lementation effect of

USD 63 million from a change

in accounting policy for lifting

imbalances.

Adjusted operating

and administrative expenses

decreased mainly due

to lower royalties and

production fees driven

by lower volumes
and prices.

Lower operation and maintenance

expenses added to the

decrease.

Adjusted depreciation, amortisation

and net
impairment losses decreased

slightly due to higher proved

reserves estimates

and lower production

from mature fields. New field

s

on
stream partially offset

the decrease.

Adjusted exploration expenses

increased mainly due

to a higher portion of exploration
expenditure capitalised

in earlier years being expensed

this period and higher

drilling costs. Lower

field development costs

partially
offset the increase.

After total adjustments

of USD 1,709 million to net

operating income,
Adjusted   earnings/(loss)

[5] were negative USD 479

million in
the first nine months

of 2020, down from USD 1,423

million in the first

nine months of 2019.

Equinor third quarter 2020

EXPLORATION & PRODUCTION USA

In the second quarter

of 2020, Equinor changed

its internal reporting to management,

impacting the composition

of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA are now reported

separately to management,

and such
information is also considered

to be useful to the users

of the financial statements,

resulting in the exploration

and production activities
in the USA being considered

a separate operating-

and reporting segment as

of the second quarter

of 2020. Previously these
activities were included

in the DPI operating segment

and presented as part

of the E&P International

reporting

segment.

Third quarter 2020 review

Average daily equity production

of liquids and gas

was 398 mboe per day

in the third quarter of

2020 compared to 432 mboe

per
day in the third quarter

of 2019. The divestment

of the Eagle Ford asset

in 2019 resulted in a decrease,

as well as planned
maintenance and

weather shutdowns in the

US offshore.

New wells in the US onshore

and additional ownership

in the Caesar Tonga
field acquired in the

third quarter of 2019 partially

offset the decrease.

Average daily entitlement

production of liquids

and gas
decreased slightly to

337 mboe per day in the

third quarter of 2020
compared to 366

mboe per day in the third quarter

of 2019. The decrease

was due to lower equity production

slightly offset by lower
effects from US onshore

royalty volumes after

the divestment of the

Eagle Ford asset.

The net effects from US royalties

were 61
mboe per day in the

third quarter of 2020 compared

to 67 mboe per day in the third

quarter of 2019.

Net operating income
was negative USD 1,606

million in the third quarter

of 2020 compared to negative

USD 2,587 million in the
third quarter of 2019.

The increase was mainly due

to lower depreciation,

net impairments

and lower operating costs

due to the
divestment of the

Eagle Ford asset. Lower commodity

prices partially offset

the increase.

In the third quarter o

f

2020,

net operating income

was negatively impacted

by net impairments

of USD 1,377 million,

with the largest
effect on unconventional

US onshore assets. In the

third quarter of 2019,

net operating income was

negatively impacted by net
impairments of USD 2,532

million.

Adjusted operating

and administrative expenses

decreased mainly due

to the divestment of the

Eagle Ford asset,

lower transportation
cost due to reduced

production volumes in addition

to lower production fees

driven by lower prices. Adjuste

d

depreciation,
amortisation and

net impairment losses

decreased mainly due to

lower depreciation basis

resulting from net impairments

in previous
periods and higher

proved reserves estimates

in US offshore. Increased

investments and acquired

interest in the Caesar

Tonga

field
during 2019 partially

offset the decrease

.

Adjusted exploration expenses

remain unchanged due to

higher drilling costs offset

by a
higher portion of exploration

expenditure being capitalised.

After total adjustments

of USD 1,413 million to net

operating income,
Adjusted earnings/(loss)

[5] were negative USD 193

million in
the third quarter of 2020,

down

from negative USD 16 million

in the third quarter of

2019.

Quarters Change Adjusted earnings First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
611 475 986 (38%)
Adjusted total revenues and other

income
1,971 3,169 (38%)
(315) (302) (376) (16%)
Adjusted operating and administrative

expenses
(977) (1,143) (15%)
(469) (475) (605) (22%)
Adjusted depreciation, amortisation

and net impairment
losses (1,444) (1,634) (12%)
(20) (40) (21) (4%) Adjusted exploration expenses (74) (64) 17%
(193) (341) (16) >(100%) Adjusted earnings/(loss) [5] (524) 327 N/A

Equinor third quarter 2020

For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
First nine months 2020

Net operating income
for E&P USA was negative

USD 2,953 million in the first

nine months of 2020,

compared to negative

USD 2,278 million in

the first nine months of

2019. The decrease was

mainly due to higher net

impairments

in the first nine months of
2020 in addition to lower

liquids and gas prices. Lower

operating and administrative

expenses in addition to lower

depreciation
expenses partially offset

the decrease.

In the first nine months

of 2020, net operating income

was negatively impacted

by net impairment losses

of USD 2,296 million, mainly
due to reduced price

assumptions with the

largest effect being on

an unconventional US onshore

asset. In the first nine months

of
2019, net operating income

was negatively impacted

by net impairments

of USD 2,532 million, with

the largest effect on
unconventional US onshore

assets.

Adjusted operating

and administrative expenses

decreased mainly due

to divestment of the Eagle

Ford asset in the fourth

quarter of
2019 in addition to lower

severance taxes due to

lower prices. Adjusted depreciation,

amortisation and net impairment

losses
decreased mainly due

to lower depreciation basis

resulting from net impairments

in previous periods and

higher proved reserves
estimates in US offshore.

Increased investments

and acquired interest

in the Caesar Tonga

field during 2019 parti

ally offset the
decrease. Adjusted

exploration expenses increased

mainly due to higher drilling and

field development costs

.

A higher portion of
exploration expenditure

being capitalised partially offset

the increase.

After total adjustments

of USD 2,429 million to net

operating income.
Adjusted   earnings/(loss)

[5] were negative USD 524

million in
the first nine months

of 2020, down from USD 327

million in the first

nine months of 2019.

Equinor third quarter 2020

MARKETING, MIDSTREAM &

PROCESSING

Third quarter 2020 review

Natural gas sales

volumes
amounted to 14.1

billion standard cubic

meters (bcm) in the third quarter

of 2020, an increase of

1.6 bcm
compared to the

third quarter of 2019. Of the

total gas sales in the third

quarter of 2020, entitlement

gas was 12.6 bcm, up 1.4

bcm
from the third quarter

of 2019. The increase

was mainly due to higher NCS entitlement

volumes.

Liquids sales volumes

amounted to 218.7

million barrels (mmbl) in the

third quarter of 2020,

up 14.2 mmbl compared

to the third
quarter of 2019

mainly due to increased

NCS volumes.

Average invoiced European

natural gas sales price
was 48%

lower in the third

quarter of 2020 compared

to the third quarter of
2019 mainly due

to drop in European gas

prices.
Average invoiced North American

piped gas sales

price

decreased by 23% in
the same period mainly

due to the decreased Henry

Hub price.

Net operating income

was positive

USD 551 million in the third quarter

of 2020 compared to negative

USD 757 million in

the third
quarter of 2019.

The increase was mainly due

to inventory hedging effects

and unrealised gain on

derivatives amounting of

USD 325 million

in the third quarter of 2020,

compared to a loss

on derivatives of

USD 453 million in the third

quarter of 2019. In
addition, provisions

and impairment related to

damage to the South

Riding Point oil terminal

in Bahamas negatively impacted

net
operating income in

the third quarter of 2019.

Adjusted purchases

[6] decreased mainly due to

lower prices for all products.

Adjusted operating and

administrative expenses
increased mainly

due to higher transportation

cost for liquids.

Adjusted depreciation,

amortisation and net impairment

losses
decreased slightly.

After total adjustments

of negative USD 289 million

to net operating income,
Adjusted earnings

[5] were USD 262 million

in the third
quarter of 2020, compared

to USD 448 million in

the third quarter of 2019.

The decrease was mainly

due to negative refinery

margins
partially offset by

strong piped gas result.

Quarters Change Adjusted earnings First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
10,704 7,805 14,641 (27%)
Adjusted total revenues and other

income
33,293 46,223 (28%)
(9,174) (5,272) (13,016) (30%) Adjusted purchases [6] (27,603) (41,666) (34%)
(1,167) (1,274) (1,072) 9%
Adjusted operating and administrative

expenses
(3,752) (3,242) 16%
(102) (98) (105) (3%)
Adjusted depreciation, amortisation

and net impairment
losses (287) (298) (4%)
262 1,161 448 (42%) Adjusted earnings [5] 1,652 1,017 62%
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
First nine months 2020

Net operating income
for MMP was USD 839

million in the first nine

months of 2020 compared

to USD 644 million in

the first nine
months of 2019. The

increase was mainly due to

strong results from liquids

trading and price review

settlement in addition

to lower
provisions of USD 246

million in the first nine months

of 2020 compared to USD 510

million in the first nine

months of 2019. Weaker

Equinor third quarter 2020

refinery results and

higher impairments relate

d

to refinery and infrastructure

assets in the third quarter

of 2020 partially offset

the
increase.

Adjusted total revenues

and other income and Adjusted

purchases decreased mainly

due to lower prices

for all products, partially
offset by settlement

of price revisions. Adjusted

operating and administrative

expenses increased mainly

due to higher transportation
cost for liquid volumes

.

Adjusted depreciation, amortisation

and net impairment losses

decreased slightly in the

first nine months of
2020.

After total net adjustments

of USD 813 million,

Adjusted earnings

[5] were USD 1,652 million

in the first nine months

of 2020, an
increase from USD 1,017

million in the first nine

months of 2019,

mainly due to increased

results from gas and liquids

trading.

Equinor third quarter 2020

CONDENSED INTERIM FINANCIAL

STATEMENTS

Third quarter 2020
CONSOLIDATED

STATEMENT

OF INCOME

Quarters First nine months Full year
Q3 2020 Q2 2020 Q3 2019 (unaudited, in USD million)
Note
2020 2019 2019*
11,250 7,563 14,704 Revenues

33,878 48,011 62,911
86 33 46
Net income/(loss) from equity accounted

investments

190 149 164
3 7 860 Other income

5 1,028 1,283
11,339 7,603 15,610
Total revenues

and other income
2 34,073 49,189 64,357
(5,307) (2,750) (7,667) Purchases [net of inventory variation] (15,453) (22,928) (29,532)
(2,187) (2,234) (2,732) Operating expenses (6,826) (7,422) (9,660)
(181) (177) (190)
Selling, general and administrative

expenses
(555) (642) (809)
(4,798) (2,522) (4,619)
Depreciation, amortisation and net

impairment losses
6 (11,757) (9,039) (13,204)
(886) (393) (871) Exploration expenses (1,914) (1,374) (1,854)
(13,359) (8,075) (16,079)
Total operating

expenses
2 (36,506) (41,405) (55,058)
(2,019) (472) (469) Net operating income/(loss) 2 (2,434) 7,783 9,299
(343) (379) (343)
Interest expenses and other financial

expenses

(1,066) (1,029) (1,450)
142 130 683 Other financial items

640 1,517 1,443
(201) (248) 340 Net financial items 4 (426) 489 (7)
(2,220) (720) (129) Income/(loss) before tax

(2,859) 8,272 9,292
95 469 (978) Income tax 5 (221) (6,191) (7,441)
(2,124) (251) (1,107) Net income/(loss) (3,080) 2,081 1,851

Equinor third quarter 2020

(2,127) (254) (1,107) Attributable to equity holders of the company (3,088) 2,079 1,843
3 3 1 Attributable to non-controlling interests 8 2 8
(0.65) (0.08) (0.33) Basic earnings per share (in USD) (0.94) 0.62 0.55
(0.65) (0.08) (0.33) Diluted earnings per share (in USD) (0.94) 0.62 0.55
3,248 3,276 3,329
Weighted average number of ordinary

shares outstanding (in millions)
3,276 3,330 3,326
3,257 3,284 3,337
Weighted average number of ordinary

shares outstanding diluted (in
millions) 3,284 3,338 3,334
* Audited

Equinor third quarter 2020

CONSOLIDATED

STATEMENT

OF COMPREHENSIVE INCOME

Quarters First nine months Full year
Q3 2020 Q2 2020 Q3 2019 (unaudited, in USD million) 2020 2019 2019*
(2,124) (251) (1,107) Net income/(loss) (3,080) 2,081 1,851
34 41 192
Actuarial gains/(losses) on defined

benefit pension plans
197 365 427
(6) (8) (49)
Income tax effect on income and

expenses recognised in OCI
1)
(56) (86) (98)
27 33 142
Items that will not be reclassified to

the Consolidated statement

of
income
141 279 330
888 1,560 (1,726) Currency translation adjustments (1,734) (1,254) (51)
0 0 57
Share of OCI from equity accounted

investments
0 44 44
888 1,560 (1,668)
Items that may be subsequently reclassified

to the Consolidated
statement of income (1,734) (1,210) (7)
915 1,593 (1,526) Other comprehensive income/(loss) (1,593) (930) 323
(1,209) 1,342 (2,633)
Total comprehensive

income/(loss)
(4,673) 1,151 2,174
(1,212) 1,340 (2,633)
Attributable to the equity holders of the

company
(4,682) 1,149 2,166
3 3 1 Attributable to non-controlling interests 8 2 8
* Audited
1) Other comprehensive income (OCI).

Equinor third quarter 2020

CONSOLIDATED

BALANCE SHEET

At 30 September At 30 June At 31 December At 30 September
(unaudited, in USD million) Note 2020 2020 2019* 2019
ASSETS
Property, plant and

equipment
6 62,988 63,941 69,953 69,954
Intangible assets 6 9,667 10,317 10,738 10,877
Equity accounted investments 1,650 1,599 1,442 1,421
Deferred tax assets 4,251 3,794 3,881 3,435
Pension assets 1,103 963 1,093 871
Derivative financial instruments 1,964 1,630 1,365 1,486
Financial investments 3,437 3,157 3,600 3,185
Prepayments and financial receivables 1,240 1,311 1,214 1,174

Total non-current

assets
86,300 86,711 93,285 92,403

Inventories 2,860 2,974 3,363 2,501
Trade and other receivables 6,108 5,489 8,233 6,917
Derivative financial instruments 570 589 578 949
Financial investments 10,563 9,319 7,426 7,203
Cash and cash equivalents 7,844 9,700 5,177 6,838

Total current

assets
27,944 28,072 24,778 24,408

Assets classified as held for sale 3 188 0 0 297

Total assets 114,432 114,783 118,063 117,108

EQUITY AND LIABILITIES
Shareholders' equity 34,084 35,587 41,139 40,983
Non-controlling interests 24 23 20 16

Total equity 34,108 35,610 41,159 40,999

Finance debt 4 32,193 31,647 24,945 24,401

Equinor third quarter 2020

Deferred tax liabilities 9,451 8,907 9,410 9,731
Pension liabilities 3,705 3,572 3,867 3,765
Provisions and other liabilities 7 19,191 18,097 17,951 18,269
Derivative financial instruments 787 967 1,173 1,409

Total non-current

liabilities
65,328 63,191 57,346 57,576

Trade, other payables

and provisions
8,118 8,620 10,450 8,663
Current tax payable 5 543 674 3,699 4,115
Finance debt 4 5,277 5,463 4,087 4,375
Dividends payable 292 297 859 864
Derivative financial instruments 765 928 462 516

Total current

liabilities
14,996 15,982 19,557 18,533

Total liabilities 80,324 79,173 76,904 76,109

Total equity

and liabilities
114,432 114,783 118,063 117,108
* Audited

Equinor third quarter 2020

CONSOLIDATED

STATEMENT

OF CHANGES IN EQUITY

(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Currency
translation
adjustments
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2018* 1,185 8,247 38,790 (5,206) (44) 42,970 19 42,990
Net income/(loss) 2,079 2,079 2 2,081
Other comprehensive income/(loss) 279 (1,254) 44 (930) (930)
Total comprehensive

income/(loss)
1,151
Dividends (2,596) (2,596) (2,596)
Share buy-back
1)
(500) (500) (500)
Other equity transactions (12) (29) (40) (5) (45)
At 30 September 2019 1,185 7,735 38,523 (6,460) 0 40,983 16 40,999
At 31 December 2019* 1,185 7,732 37,481 (5,258) 0 41,139 20 41,159
Net income/(loss) (3,088) (3,088) 8 (3,080)
Other comprehensive income/(loss) 141 (1,734) 0 (1,593) (1,593)
Total comprehensive

income/(loss)
(4,673)
Dividends (1,476) (1,476) (1,476)
Share buy-back
1)
(21) (869) (890) (890)
Other equity transactions (8) (0) (8) (4) (12)
At 30 September 2020 1,164 6,855 33,056 (6,991) 0 34,084 24 34,108
* Audited

1) In September 2019

Equinor launched a USD 5

billion share buy-back programme,

where the first tranche of the

programme of around

USD 1.5 billion has been finalis

ed. A proportionate share of 67%

from the Norwegian State was

redeemed in accordance with an
agreement with the Ministry of Petroleum

and Energy for the Norwegian State

to maintain their ownership percentage

in Equinor.

The
redemption was

approved by the annual general

meeting held 14 May 2020.

The first tranche of USD 500 million

acquired in the market has been

recognised as a reduction in equity

as treasury shares in third
quarter 2019.

The State’s share including

interest and dividends has been

recognised as a short-term obligation

and as a reduction in
equity as treasury shares, subsequent

to the decision at the annual

general meeting held on 14 May

2020. The liability of USD 0.9

billion

(NOK 9.1 billion) was settled 23 July

2020. The corresponding shares

of the first tranche of the buyback

programme were cancelled

on 16 July 2020.

Equinor has suspended the remaining

share buy-back programme until

further notice. The announced

second tranche of around

USD 675 million, including the Norwegian

State share, will under the current

market conditions not be executed

as previously announced
and planned.

Equinor third quarter 2020

CONSOLIDATED

STATEMENT

OF CASH FLOWS

Quarters First nine months Full year
Q3 2020 Q2 2020 Q3 2019 (unaudited, in USD million)
Note
2020 2019 2019*
(2,220) (720) (129) Income/(loss) before tax (2,859) 8,272 9,292
4,798 2,522 4,619
Depreciation, amortisation and net

impairment losses
6 11,757 9,039 13,204
662 125 650
Exploration expenditures written

off
1,222 673 777
131 321 (295)
(Gains)/losses on foreign currency

transactions and balances
4 156 (201) (224)
(1) (15) (851)
(Gains)/losses on sale of assets

and businesses
3 (2) (994) (1,187)
258 257 678
(Increase)/decrease in other items

related to operating
activities 750 1,159 1,016
(182) 25 141
(Increase)/decrease in net derivative

financial instruments
(446) (988) (595)
41 43 50 Interest received 150 166 215
(146) (198) (226) Interest paid (526) (526) (723)
3,342 2,360 4,637
Cash flows provided by operating activities

before taxes paid
and working capital items 10,201 16,600 21,776
(110) (1,744) (1,447) Taxes paid (2,742) (5,636) (8,286)
(600) (248) 990 (Increase)/decrease in working capital 583 1,010 259
2,632 368 4,180
Cash flows provided by operating activities

8,043 11,975 13,749
0 (0) (1,794) Cash used in business combinations
1)
3 0 (2,274) (2,274)
(1,723) (1,899) (2,637) Capital expenditures and investments (5,972) (7,504) (10,204)
(1,034) (2,730) 2,584 (Increase)/decrease in financial investments
2)
(3,165) (801) (1,012)
(261) (45) 182
(Increase)/decrease in derivatives financial

instruments
(332) 295 298
(18) 2 0
(Increase)/decrease in other interest-

bearing items
(16) 8 (10)
14 0 1,519
Proceeds from sale of assets and

businesses
3 16 1,726 2,608
(3,023) (4,671) (146) Cash flows used in investing activities (9,469) (8,549) (10,594)
0 8,347 0 New finance debt 8,347 0 984

Equinor third quarter 2020

(1,642) (318) (855) Repayment of finance debt (2,266) (1,389) (2,419)
(287) (904) (859) Dividends paid (2,037) (2,492) (3,342)
(1,001) 0 (91) Share buy-back
3)
(1,059) (91) (442)
1,308 (150) (639) Net current finance debt and other 1,110 (41) (277)
(1,623) 6,975 (2,443)
Cash flows provided by/(used in)

financing activities
4,095 (4,012) (5,496)
(2,014) 2,672 1,590
Net increase/(decrease) in cash and

cash equivalents
2,669 (587) (2,341)
158 162 (154)
Effect of exchange rate changes

on cash and cash
equivalents (1) (153) (38)
9,700 6,866 5,379
Cash and cash equivalents at the beginning

of the period (net
of overdraft) 5,177 7,556 7,556
7,844 9,700 6,816
Cash and cash equivalents at the end

of the period (net of
overdraft)
4)
7,844 6,816 5,177
* Audited
1) Net after cash and

cash equivalents acquired.
2) Includes sale of Lundin

shares in the second quarter

of 2020.

For more information,

see note 3 Acquisition

and disposals.
3) For more information,

see Consolidated statement of

changes in equity.
4) At 30 September 2020

cash and cash equivalents

net overdraft

was zero. At 30 September

2019 net overdraft was USD

22

million and

at 31 December 2019 net over

draft was zero.

Equinor third quarter 2020

Notes to the Condensed interim

financial statements

1 Organisation and basis of preparation

Organisation and principal

activities

Equinor ASA, originally

Den Norske Stats Oljeselskap

AS,

was founded in 1972 and

is incorporated and domiciled

in Norway.

The
address of its registered

office is Forusbeen

50, N-4035 Stavanger,

Norway.

The Equinor group’s

(Equinor’s) business consists

principally of the exploration,

production, transportation,

refining and marketing of
petroleum and petroleum

-derived products, and

other forms of energy.

Equinor ASA is listed

on the Oslo Børs (Norway)

and the New
York

Stock Exchange (USA).

All of Equinor's oil and

gas activities and net

assets on the Norwegian continental

shelf (NCS) are owned by

Equinor Energy AS, a
100% owned operating

subsidiary of Equinor

ASA. Equinor Energy AS is co

-obligor or guarantor

of certain debt obligations

of Equinor
ASA.

Following changes

in Equinor's internal reporting

to management the

composition of Equinor's operating

and reporting segments

has
changed as of the second

quarter of 2020. Segment

information for p

rior periods has been

restated to align with the

new segment
presentation. For

further information see

note 2 Segments to

these Condensed interim

financial statements.

Equinor's Condensed

interim financial statements

for the third quarter

of 2020 were authorised

for issue by the board

of directors on

28 October 2020.

Basis of preparation

These Condensed interim

financial statements are

prepared in accordance

with International Accounting

Standard 34 Interim
Financial Reporting as

issued by the International

Accounting Standards

Board (IASB) and as adopted

by the European Union (EU).
The Condensed interim

financial

statements do not include

all the information and disclosures

required by International

Financial
Reporting Standards

(IFRS) for a complete

set of financial statements,

and these Condensed interim

financial statements should

be
read in conjunction

with the Consolidated

annual financial statements

for 2019.

IFRS as adopted by the

EU differs

in certain respects
from IFRS as issued

by the IASB, but the differences

do not impact Equinor's

financial statements for

the periods presented. A
description of the

significant accounting policies

applied in preparing these

Condensed interim financial

statements is included

in
Equinor`s Consolidated

annual financial statements

for 2019.

On 1 January 2020,

Equinor implemented amendments

to IFRS 3 Business Combinations,

which apply to relevant

transactions that
occur on or after

the implementation date. The

amendments introduce

clarification to the definition

of a business, and also

establish
an optional test to identify

a concentration of fair

value that, if applied and

met, will lead to the conclusion

that an acquired set of
activities and assets

is not a business.

There have been

no other changes to the

significant accounting policies

during the first nine months

of 2020 compared to the
Consolidated annual

financial statements for

2019.

The Condensed interim

financial statements reflect

all adjustments which

are, in the opinion of management,

necessary for a fair
presentation of the

financial position, results

of operations and cash

flows for the dates and inter

im periods presented.

Interim period
results are not necessarily

indicative of results of

operations or cash flows

for an annual period. Certain

amounts in the comparable
periods in the note disclosures

have been reclassified to

conform to current period

presentation. The subtotals

and totals in some of
the tables may not equal

the sum of the amounts

shown due to rounding.

The Condensed interim

financial statements are

unaudited.

Use of estimates

The preparation of financial

statements in conformity

with IFRS requires management

to make judgments, estimates

and assumptions
that affect the application

of policies and reported

amounts of assets,

liabilities, income and expenses.

The estimates and associated
assumptions are

based on historical

experience and various

other factors that

are believed to be reas

onable under the circumstances,
the results of which

form the basis for making the

judgments about carrying

values of assets and liabilities

that are not readily
apparent from other

sources. Actual results may

differ from these estimates.

The estimates and underlying

assumptions are reviewed
on an on-going basis,

considering current and

expected future market

conditions. A change in

an accounting estimate

is recognised in
the period in which

the estimate is revised if

the revision affects only

that period, or in the period

of the revision and future

periods if
the revision affects

both current and future periods.

The ongoing Covid-19

pandemic and the steep

oil price decline experienced
during 2020 create

additional estimation uncertainties

and impact key assumptions

applied by Equinor

in the valuation of our

assets

Equinor third quarter 2020

and the measurement

of our liabilities, and related

sensitivities. Reference

is made to note 8 Impact of

the Covid-19 pandemic

and oil
price decline for further

information.

Equinor third quarter 2020

2 Segments

Equinor’s operations

are managed through

the following operating segments

(business areas): Development

& Production Norway
(DPN), Development

& Production International

(DPI), Development & Production

Brazil (DPB), Development

& Production USA
(DPUSA), Marketing,

Midstream & Processing (MMP),

New Energy Solutions

(NES), Technology,

Projects & Drilling (TPD),
Exploration (EXP) and

Global Strategy & Business

Development (GSB).

The reporting segments

Exploration & Production Norway

(E&P Norway),

Exploration & Production

USA (E&P USA) and MMP consist
of the business areas

DPN,

DPUSA and MMP respectively.

The operating segments

DPI and DPB are aggregated

into the reporting
segment Exploration

& Production

International (E&P International).

The aggregation has its

basis in similar economic

characteristics,
such as similar long-term

average gross margins,

the assets’ long term and

capital-intensive nature

and exposure to volatile

oil and
gas commodity prices,

the nature of products, service

and production processes,

the type and class of customers,

the methods of
distribution and regulatory

environment. The operating

segments NES, GSB, TPD,

EXP and corporate

staffs and support

functions
are aggregated into

the reporting segment “Other”

due to the immateriality

of these operating segments.

The majority of the costs
within the operating segments

GSB, TPD and EXP are allocated

to the E&P Norway,

E&P USA, E&P International

and MMP reporting
segments.

In the second quarter

of 2020, Equinor changed

its internal reporting to management,

impacting the composition

of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA is as from the

second quarter reported

separately to
management. The fact

that such information

is also considered to be

useful to the users of

the financial statements,

resulted in the
exploration and production

activities in the USA as of

the second quarter

of 2020 were considered

a separate operating-

and reporting
segment. Previously

these activities were included

in the DPI operating segment

and presented as part

of the E&P International
reporting segment.

The eliminations

section includes the

elimination of inter-segment

sales and related unrealised

profits, mainly from the

sale of crude oil
and natural gas. Inter-segment

revenues are based upon

estimated market prices.

Segment data for the

third quarter and the first

nine months of 2020 and

2019 is presented below.

The reported measure

of segment
profit is net operating

income/(loss)
.

Deferred tax assets, pension

assets and non-current

financial assets are not allocated

to the
segments.

The measurement basis

for segments is IFRS as applied

by the group with the exception

of IFRS 16 Leases

and the line item
Additions to PP&E, intangibles

and equity accounted

investments. All IFRS 16 leases

are presented within the

Other segment. The
lease costs for the period

are allocated to the

different segments

based on underlying lease

payments, with a corresponding

credit in
the Other segment.

Lease costs allocated to

licence partners are recognised

as other revenues

in the Other segment. Additions

to
PP&E, intangible assets

and equity accounted

investments in the E&P and

MMP segments include

the period’s allocated

lease costs
related to activity

being capitalised with

a corresponding negative addition

in the Other segment. The

line item Additions to PP&E,
intangibles and equity

accounted investments excludes

movements related to

changes in asset retirement

obligations.

Third quarter 2020
E&P
Norway

E&P
Internationa
l E&P USA MMP Other
Eliminations

Total

(in USD million)
Revenues third party,

other revenues and other
income
15 91 76 11,000 71 0 11,253
Revenues inter-segment 2,806 731 535 47 1 (4,121) 0
Net income/(loss) from equity accounted

investments
0 18 0 8 60 0 86
Total revenues

and other income

2,822 840 611 11,055 132 (4,121) 11,339
Purchases [net of inventory variation] 0 12 0 (9,171) 1 3,851 (5,307)
Operating, selling, general and administrative
expenses (735) (373) (344) (1,231) 152 163 (2,368)
Depreciation, amortisation and net

impairment losses
(1,486) (1,504) (1,460) (102) (247) 0 (4,798)
Exploration expenses (170) (304) (413) 0 1 0 (886)

Equinor third quarter 2020

Total operating

expenses
(2,391) (2,168) (2,217) (10,504) (93) 4,014 (13,359)
Net operating income/(loss) 431 (1,328) (1,606) 551 39 (107) (2,019)
Additions to PP&E, intangibles

and equity accounted
investments 1,103 357 252 35 278 0 2,025

Equinor third quarter 2020

Third quarter 2019
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
(restated) (restated)
Revenues third party,

other revenues and other
income
866 403 106 14,099 90 0 15,564
Revenues inter-segment 3,630 939 888 85 1 (5,543) 0
Net income/(loss) from equity accounted

investments

2 9 2 4 29 0 46
Total revenues

and other income

4,498 1,351 996 14,188 121 (5,543) 15,610
Purchases [net of inventory variation] 0 16 (1) (13,048) (0) 5,366 (7,667)
Operating, selling, general and administrative
expenses (817) (321) (425) (1,585) 41 185 (2,922)
Depreciation, amortisation and net

impairment losses
(981) (620) (2,529) (311) (177) 0 (4,619)
Exploration expenses (142) (100) (629) 0 0 0 (871)
Total operating

expenses
(1,940) (1,025) (3,583) (14,945) (137) 5,551 (16,079)
Net operating income/(loss)

2,558 325 (2,587) (757) (16) 8 (469)
Additions to PP&E, intangibles

and equity accounted
investments 2,920 511 1,408 127 111 0 5,077

First nine months 2020
E&P
Norway

E&P
Internationa
l
E&P

USA
MMP Other
Eliminations

Total

(in USD million)
Revenues third party,

other revenue and other income
33 308 285 33,087 169 0 33,882
Revenues inter-segment 7,985 2,412 1,686 232 3 (12,318) 0
Net income/(loss) from equity accounted

investments
0 22 0 26 142 0 190
Total revenues

and other income

8,018 2,742 1,971 33,344 315 (12,318) 34,073
Purchases [net of inventory variation] 0 (56) 0 (27,799) 1 12,400 (15,453)
Operating, selling, general and administrative
expenses (2,076) (1,152) (1,008) (3,998) 336 516 (7,382)
Depreciation, amortisation and net

impairment losses
(4,318) (2,883) (3,171) (709) (676) 0 (11,757)
Exploration expenses (330) (840) (745) 0 1 0 (1,914)
Total operating

expenses
(6,724) (4,931) (4,924) (32,505) (338) 12,916 (36,506)

Equinor third quarter 2020

Net operating income/(loss) 1,294 (2,189) (2,953) 839 (23) 599 (2,434)
Additions to PP&E, intangibles

and equity accounted
investments 3,511 1,582 945 142 768 0 6,948
Balance sheet information
Equity accounted investments 2 581 0 90 977 0 1,650
Non-current segment assets

31,442 18,710 14,113 4,427 3,964 0 72,655
Non-current assets not allocated to

segments

11,995
Total non-current

assets

86,300

Equinor third quarter 2020

First nine months 2019
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
(restated) (restated)
Revenues third party,

other revenue and other income
1,026 1,310 320 46,149 235 0 49,040
Revenues inter-segment 12,835 3,271 2,854 312 3 (19,275) 0
Net income/(loss) from equity accounted

investments
15 27 5 20 82 0 149
Total revenues

and other income

13,876 4,608 3,179 46,481 320 (19,275) 49,189
Purchases [net of inventory variation] 1 (9) (1) (41,581) (0) 18,661 (22,928)
Operating, selling, general and administrative
expenses (2,441) (1,324) (1,226) (3,753) 103 578 (8,063)
Depreciation, amortisation and net

impairment losses
(2,945) (1,491) (3,558) (504) (541) 0 (9,039)
Exploration expenses (335) (367) (672) 0 0 0 (1,374)
Total operating

expenses
(5,721) (3,190) (5,457) (45,837) (439) 19,239 (41,405)
Net operating income/(loss) 8,155 1,418 (2,278) 644 (120) (36) 7,783
Additions to PP&E, intangibles

and equity accounted
investments 5,860 2,291 2,486 674 596 0 11,907
Balance sheet information
Equity accounted investments

2 306 81 88 943 0 1,421
Non-current segment assets

33,737 20,562 17,307 4,956 4,270 0 80,831
Non-current assets not allocated to

segments

10,151
Total non-current

assets

92,403
In the third quarter of

2020 Equinor recognised

net impairment of USD 2,928

million of which USD 575 million

was classified as
exploration expenses.

In the E&P Norway segment

the impairments were

USD 365 million of which USD 5

million related to

exploration assets.

The
impairments were mainly

due to price reductions

and reduced reserve estimates.

In the E&P International

segment the impairments

were USD 1,176 million

of which USD 183 million

related to exploration assets

.

The
impairments were caused

by reduced price assumptions

and reduction in reserve

estimates in the Europa

and Asia and the North
America - conventional

other areas.

In the E&P USA segment the

net impairment was USD 1,37

7

million of which USD 386

million was classified

as

exploration expenses.
Impairment losses of

USD 1,611

million were mainly caused

by reduced price

assumptions. USD 1,447

million related

to North
America non-conventional

assets and USD 164 million

related

to North America -

conventional offshore

Gulf of Mexico assets

.
Impairment reversals

of USD 234 million

related

to North America non

-conventional assets due

to performance trends and
accelerated production.

Equinor third quarter 2020

Most of the renewable

assets in Equinor Group

are accounted for using

equity method and the results

are presented in the Other
reporting segment.

The net income from the

equity accounted investments

within the operating segment

NES was USD 60 million in
the third quarter of 2020

and USD 142 million in

the first nine months of 2020,

which compares to USD 29 million

in the third quarter of
2019 and USD 82 million

in the first nine months

of 2019. Current quarter

result was materially impacted

by the reversal of losses in
the Dogger Bank projec

ts. This was partially offse

t

by lower income from other

equity accounted investments

including the effect

of
reduced ownership

share in Arkona wind

farm compared to 2019.

For information regarding

acquisition and disposal

of interests, see note

3 Acquisitions and disposals.

See also note 8 Impact

of the Covid-19 pandemic

and oil price decline.

Equinor third quarter 2020

Revenues from contract

s

with customers

by geographical areas

When attributing the

line item Revenues third party,

other revenues and other

income to the country of the

legal entity executing

the
sale for the third quarter

of 2020, Norway constitutes

82%

and the US constitutes

13%

of such revenues. For

the third quarter of 2019

,
Norway and the US constituted

73%

and 20%

of such revenues,

respectively.

For the first nine

months of 2020, Norway constitutes

81%

and the US constitutes

14%

of such revenues. For

the first nine months of
2019, Norway and the

US constituted 74%

and 19% of such revenues

,

respectively.

Non-current assets

by country
At 30 September At 30 June At 31 December At 30 September
(in USD million) 2020 2020 2019 2019
Norway 37,327 36,383 40,292 39,994
USA 14,858 16,524 17,776 18,455
Brazil 8,752 8,796 8,724 8,669
UK 4,175 4,913 5,657 5,261
Azerbaijan 1,684 1,696 1,598 1,551
Canada 1,468 1,435 1,672 1,651
Angola 1,270 1,331 1,564 1,669
Tanzania 985 964 964 964
Denmark 911 887 984 958
Algeria 845 866 915 930
Other countries 2,030 2,064 1,986 2,149
Total non-current

assets
1)
74,305 75,858 82,133 82,252

1)

Excluding deferred tax assets,

pension assets and non

-current financial assets.

Revenues from contracts

with customers and other revenues
Quarters Full Year
(in USD million) Q3 2020 Q2 2020 Q3 2019 2019
Crude oil 6,635 4,018 8,667 33,505
Natural gas 1,351 1,188 2,236 11,281

- European gas
1,048 923 1,847 9,366

- North American gas
229 196 290 1,359

- Other incl. LNG
74 68 99 556
Refined products 1,560 1,258 2,404 10,652
Natural gas liquids 1,282 839 1,224 5,807
Transportation 295 286 205 967
Other sales 91 88 123 445
Revenues from contracts with customers 11,215 7,677 14,859 62,657
Taxes paid

in-kind
27 (9) 83 344
Physically settled commodity derivatives (16) 152 (610) (1,086)
Gain/(loss) on commodity derivatives (44) (318) 298 732
Other revenues 70 61 74 265
Total other

revenues
36 (114) (155) 254
Revenues 11,250 7,563 14,704 62,911

Equinor third quarter 2020

3 Acquisitions and disposals

Divestment of non-operated

interest in the Empire

Wind and Beacon Wind assets

on the US east coast
On 10 September 2020

Equinor entered into an

agreement with BP to sell

50% non-operated interests

in the Empire Wind and
Beacon Wind assets

for a total consideration

before adjustments

of USD 1.1 billion. Through

this transaction, the two

companies are
also establishing a strategic

partnership for further growth

within offshore wind

in the US. Following the

transaction, Equinor will
remain the operator

with a 50% interest.

The 100% of interest share

has been reclassified

as held for sale. The transaction

has an
effective date of

1 January 2020 and

is expected to close in early

2021, subject to customary

conditions including purchase

price adjustments and
authority approval. Upon

transaction closing, the

gain will be presented in

the line item Other income

in the Consolidated statement

of
income in the Other

segment.

Divestment of remaining shares

in Lundin
On 8 May 2020

Equinor closed the divestment

of its remaining (4.9%) financial

shareholding in Lundin

Energy AB (formerly Lundin
Petroleum AB). The consideration

is SEK 3.3 billion (USD 0.3

billion). The impact on the

Consolidated statement

of income in the
second quarter was

a loss of USD 0.1 billion

and was recognised as

Interest income and other

financial items.

Investment in interest

onshore Argentina
On 30 January 2020

Equinor closed a transaction

to acquire a 50% ownership

share in SPM Argentina

S.A (SPM) from Schlumberger
Production Management

Holding Argentina B.V.

Shell acquired the remaining

50% ownership share

of SPM.

SPM holds a 49%
interest in the Bandurria

Sur onshore block in Argentina,

and the block is in the

pilot phase of development.

The consideration
including final adjustments

is USD 187 million. In

the second quarter

,

Equinor increased its shareholding

in the Bandurria Sur

by 5.5%
to 30% for a final

consideration of USD 44 million.

The investment in SPM was

accounted for as

a joint venture using the

equity
method and reported

in the E&P International

segment.

4 Financial items

Quarters First nine months Full year
Q3 2020 Q2 2020 Q3 2019 (in USD million) 2020 2019 2019
(131) (321) 295 Gains/(losses) on net foreign exchange (156) 201 224
235 262 180
Interest income and other financial

items
375 535 746
39 189 208
Gains/(losses) on derivative financial

instruments

421 781 473
(343) (379) (343) Interest and other finance expenses (1,066) (1,029) (1,450)
(201) (248) 340 Net financial items (426) 489 (7)

Gains on derivative

financial instruments for

the first nine months of 2020

of USD 421 million and

for the first nine months

of 2019 of

USD 781 million,

are mainly due to decreased

interest rates.

Equinor has a US Commercial

paper programme available

with a limit of USD 5 billion

of which USD 787 million

has been utilised as
of

30

September 2020.

In the first nine months

of 2020, Equinor recorded

total lease payments of

USD 1,054 million, of which

USD 93 million were payment
of interests and USD 961

million were down-payment

of lease liabilities. Lease

liabilities as at 30

September 2020 were USD 4,218
million, presented in

the balance sheet within

the line items Current

and Non-current finance

debt with USD 1,039 million

and USD
3,120 million,

respectively.

In the second quarter

of 2020 Equinor ASA issued

bonds with maturities

from 5 to 30 years for a

total amount of USD 8.3 billion.

The
bonds were issued

in USD and EUR, amounting

to USD 6.5 billion and

EUR 1.75 billion, and

are fully and unconditionally

guaranteed
by Equinor Energy AS.

Equinor third quarter 2020

5 Income taxes
Quarters First nine months Full year
Q3 2020 Q2 2020 Q3 2019 (in USD million) 2020 2019 2019
(2,220) (720) (129) Income/(loss) before tax (2,859) 8,272 9,292
95 469 (978) Income tax (221) (6,191) (7,441)
4.3% 65.2% >(100%) Effective tax rate (7.7%) 74.8% 80.1%

The tax rate for the

third quarter 2020 and for the

first nine months of

2020 was primarily influenced

by losses including net
impairments recognised

in countries with unrecognised

deferred taxes or in countries

with lower than average tax

rates.

The tax rate
was also influenced

by currency effects in entities

that are taxable in other

currencies than the functional

currency,

partially offset by
the temporary changes

to Norway’s petroleum

tax system.

The tax rate for the

first nine months of 2020

was also influenced by changes

in best estimates for uncertain

tax positions.

The tax rate for the

third quarter of 2019 and

the first nine months of 2019

was primarily influenced by losses

recognised in countries
with unrecognised deferred

tax assets partially offset

by the tax exempted

divestment of shares in

Lundin.

The tax rate for the

full year 2019 was primarily

influenced by losses recognised

in countries with unrecognised

deferred tax assets or
in countries with lower

than average tax rates, p

artially offset by tax exempted

gains on divestments.

6 Property, plant and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Balance at 31 December 2019 69,953 10,738
Additions

7,595 551
Transfers

67 (67)
Disposals and reclassifications

(15) (6)
Transferred to assets classified

as held for sale
(10) (177)
Expensed exploration expenditures

and net impairment losses
- (1,222)
Depreciation, amortisation and net

impairment losses
(11,737) (20)
Effect of foreign currency translation

adjustments
(2,864) (130)
Balance at 30 September 2020 62,988 9,667
Right-of-use (RoU)

assets are included within

property,

plant and equipment with

a net book value of USD 3,944

million as at

30

September 2020. Additions

to RoU assets amount to

USD 1,001 million.

Gross depreciation and

impairment of RoU assets
amounts to USD 927

million in the first nine

months of 2020,

of which depreciation

costs of USD 278 million

have been allocated to
exploration and development

activities and are presented

net on the Depreciation,

amortisation and net impairment

losses and
Additions lines in

the table above.
Equinor’s Block 2 Exploration

License in Tanzania

was due to expire in June

2018 but based on indications

from the Tanzanian
authorities that the license

would be extended the asset

has remained capitalised

.

The license was formally

extended by 3.5 years in
and from the second

quarter of 2020. The capitalised

expenditures included

in intangible assets related

to the license are USD 962
million.

Equinor third quarter 2020

Impairments and impairment

reversals
For information on impairment

losses and reversals per

reporting segment, see note

2 Segments.

First nine months 2020
Property, plant and
equipment
Intangible
assets Total (in USD million)
Producing and development assets 4,732 589 5,321
Goodwill - 1 1
Acquisition costs related to oil and gas

prospects
- 434 434
Total net

impairment losses/(reversals) recognised
4,732 1,023 5,755

The net impairments

have been recognised

in the Consolidated statement

of income as Depreciation,

amortisation and net
impairment losses and

Exploration expenses

based on the impaired

assets’ nature of property,

plant and equipment and

intangible
assets, respectively.

The recoverable

amounts in the third

quarter of 2020 were discounted

cash flows based on value

in use.

Value in

use estimates and discounted

cash flows used to determine

the recoverable amount

of assets tested for impairment

are
based on internal

forecasts on costs,

production profiles and

commodity prices.

Changes to accounting assumptions

Management’s

future commodity price assumptions

and currency assumptions

are used for value-in-use

impairment testing. The
same assumptions

are also used for evaluating

investment opportunities,

together with other relevant

criteria, including among others
robustness targets

(value creation in lower

commodity price scenarios).

While there are inherent

uncertainties in the assumptions,

the
commodity price

assumptions as well as

currency assumptions

reflect management’s

best estimate of the price

and currency
development over the

life

of the Group’s assets

based on its view of relevant

current circumstances and

the likely future development
of such circumstances,

including energy demand

development, energy

and climate change policies

as well as the speed of the

energy
transition, population

and economic growth,

geopolitical risks, technology

and cost development, and

other factors. Management’s
best estimate also takes

into consideration a range

of external forecasts.

During the third quarter,

Equinor has performed

a thorough and broad

analysis of the expected

development in drivers

for the different
commodity markets

and exchange rates,

following the recent and

ongoing Covid-19 situation

and management has gained

more
insight into the development

of the different markets

in which we operate. Significant

uncertainty continues to

exist regarding future
commodity price

development due to

the potential long-term impact

on demand resulting from

the ongoing Covid-19

pandemic and
the measures taken

to contain it, energy investments

in the transition to a

lower carbon economy and

future supply actions by

OPEC+
and other factors. Following

management’s analysis

of the expected development

in drivers for the different

commodity markets and
exchange rates, Equinor

has decided to revise

the assumptions. As a result,

both short-

and long-term prices have

been reduced,
some by more than

twenty percent. Management

will continue to monitor

these developments and

the impact they may have

on its
commodity price

assumptions.

For Brent-blend,

compared to current prices,

we expect a strengthening

of the prices through the

2020s.

In 2025,

the assumption is 65
USD/bbl (78 USD/bbl)

,

with a further increase towards

2030. Beyond 2030

,

we expect a gradual decline

with an estimate of 64
USD/bbl in 2040

(82 USD/bbl),

which approximates the

average price level for the

period 2021-2050. In 2050,

the oil prices are
expected to be below

60 USD/bbl. All commodity

prices are on a real

2020 basis, and comparables

as per fourth quarter 2019

are
given in brackets.

For natural gas in the

UK (NBP), we expect

some volatility,

where the trend is a gradual

increase in prices from today’s

current prices
up to 6.5 USD/mmBtu in

2030 (7.7 USD/mmBtu).

From 2030, we expect

prices at levels sufficient

to incentivise the next

LNG
investment cycle

and a flatter price-curve,

with the price gradually

increasing to 7.8

USD/mmBtu close to

2040 (7.7 USD/mmBtu).
Beyond 2040, a declining

price trend is foreseen

as the energy transition

is expected to impact the demand

side. For 2050, the price
has been set at the

pre-2035 level. Henry Hub

follows the same pattern,

gradually increasing from

today’s current prices

to 3.3
USD/mmBtu in 2030

(3.7 USD/mmBtu) and

gradually increasing to 3

.7 USD/mmBtu in 2040 (3.7

USD/mmBtu) before gradually
declining through the

2040s.

Equinor has performed

analyses of the NOK currency

exchange rates, which

suggests that a return

to a previously assumed

long-
term equilibrium is less

likely. This

conclusion is supported

by the historical 5-year average

and spot prices in the

currency market, as

Equinor third quarter 2020

well as an expected

lower oil price and increased

market uncertainty.

Equinor has therefore implemented

new long-term exchange
rates from 2023 onwards.

The NOK/USD rate has

been revised to 8.5

(previously 7.0), while

the NOK/EUR rate has

been revised to
10.0 (from previously

9.0).

In 2020 we have

continued to see a significant

drop in risk-free interest

rates. Long-term risk-free

interest rates (10 years)

have
decreased by approximately

1.3 percentage points

in the period from year

-end 2019 to 30 September

2020. The stock market
recovery after the initial

Covid-19 impact in March,

and despite lower expectations

of future cash flows, is

indicating a lower market
risk premium. The low

interest rates combined

with lack of good alternative

investment opportunities,

channels more funds

towards
the equity market resulting

in investors accepting lower

returns on investments,

and we see a downward

shift in the estimated equity
risk premium. Taking

this into account, Equinor

has adjusted the Weighted

Average Cost of Capital

(WACC) for accounting

purposes,
real post-tax, down

from 6% to 5% with effect

as of the third quarter

of 2020.

Please refer to note

8 Impact of the Covid-19

pandemic and oil price.

Sensitivities

Commodity prices have

historically been volatile. Significant

downward adjustments

of Equinor’s commodity price

assumptions would
result in impairment

losses on certain producing and

development assets

in Equinor’s portfolio, while

an opposite adjustment

could
lead to impairment

-reversals. If a decline

in commodity price

forecasts over the lifetime

of the assets were 30%,

considered to
represent a reasonably

possible change, the impairment

amount to be recognised

could illustratively be

in the region of USD 12 billion
before tax effects.

This illustrative impairment

sensitivity,

based on a simplified method,

assumes no changes

to input factors other
than prices; however,

a price reduction of 30%

is likely to result in changes

in business plans as well

as other factors used when
estimating an asset’s

recoverable amount. These

associated changes reduce

the stand-alone impact on

commodity price sensitivity.

Changes in such

input factors would

likely include a reduction in

the cost level in the oil and

gas industry as well as offsetting

currency
effects, both of which

have historically occurred

following significant changes

in commodity prices. The

illustrative sensitivity is
therefore not considered

to represent a best estimate

of an expected impairment

impact, nor an estimated impact

on revenues or
operating income in

such a scenario. In comparison,

following

the amended assumptions

and the decline in commodity

prices
presently disclosed

for this quarter,

the impairment impact recognised

is considerably lower.

A significant and prolonged

reduction in
oil and gas prices would

also result in mitigating

actions by Equinor and

its licence partners, as a

reduction of oil and gas

prices would
impact drilling plans

and production profiles for

new and existing assets.

Quantifying such impacts

is considered impracticable,

as it
requires detailed

technical, geological a

nd economical evaluations

based on hypothetical

scenarios and not based

on existing
business or development

plans.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation

Equinor’s estimated asset

retirement obligations

(ARO) have increased

by USD 928 million compared

to year-end 2019, mainly

due to
the decrease in discount

rate. Changes in ARO are

reflected within property,

plant and equipment and

provisions in the Consolida

ted
balance sheet.

Onerous contract

Due to significant

ly reduced expected use of

a transportation agreement

,

Equinor provided in the second

quarter USD 154 million

as
an onerous contract.

In third quarter the provision

has increased to USD 162

million. The provision

is recognised in the MMP segment
as an operating expense

in the Consolidated statement

of income and has been

included in the line item

Provisions and other
liabilities in the Consolidated

balance sheet.

Price review arbitration

Some long-term gas sales

agreements contain price

review clauses, which in

certain cases lead to claims

subject to arbitration.
The exposure related

to price reviews has been

reduced by approximately

USD 1.3 billion due to

settlements

in the second quarter.
The remaining exposure

for gas delivered prior to 30

September is immaterial. Price

review related changes

in the second quarter
represent an income

of approximately USD 150

million before tax and

USD 30 million after tax

.

The amounts have

been reflected in
the Consolidated

statement of income as

revenues

and income tax, respectively.

A dispute between the

Federal Government of Nigeria

and the Governments of Rivers,

Bayelsa and Akwa Ibom States

in
Nigera

In October 2018,

the Supreme Court

of Nigeria rendered

a judgement in a dispute

between the Federal Government

of Nigeria and
the Governments of

Rivers, Bayelsa and Akwa

Ibom States in favour

of the latter.

The Supreme Court judgement

provides for
potential retroactive

adjustment of certain production

sharing contracts in

favour of the Federal Government,

including OML 128
(Agbami). This case

has been withdrawn

by the plaintiff in the

second quarter of 2020

with no impact on Equinor’s

Interim financial
statements.

Equinor third quarter 2020

Dispute with Brazilian

tax authorities

Brazilian tax authorities

issued an updated tax assessment

for 2011

for Equinor’s Brazilian subsidiary

which was party to Equinor’s
divestment of 40%

of the Peregrino field to

Sinochem at that time. The

assessment disputed

Equinor’s allocation of the sale

proceeds
between entities and

assets involved, resulting

in a significantly higher assessed

taxable gain and related

taxes payable in Brazil.
Equinor disagreed with

the assessment and had

the case brought forward

to the second instance

of the Administrative Court

in Brazil
which decided the case

in Equinor’s favour.

Equinor has received confirmation

that the decision is considered

final and non-
appealable. The final

ruling did not have any

impact on Equinor’s Interim

Financial statement.

KKD Oil Sands Partnership

Canadian tax authorities

have issued a proposal

of re-assessment for

2014 for Equinor’s Canadian

subsidiary which was

party to
Equinor’s divestment

of 40% of the KKD Oil Sands

partnership at that

time. The proposal disputes

the partners allocation

between
entities and asse

ts involved. Maximum exposure

is estimated to be approximately

USD 360 million.

The ongoing process

of formal
communication with

the Canadian tax authorities,

as well as any subseque

nt litigation that may become

necessary,

may take several
years. No taxes will

become payable until the matter

has been finally settled.

Equinor is of the view that

all applicable tax regulations
have been applied in

the case and that Equinor

has a strong position.

No amounts have consequently

been provided for in

the
accounts.

Deviation notices from Norwegian

tax authorities

With reference to the

previously disclosed dispute

in Norway regarding the

level of Research & Development

cost to be allocated

to
the offshore tax

regime, a Norwegian supreme

court ruling announced

in second quarter and

Equinor’s subsequent correspondence
with the Norwegian

tax authorities in third quarter

has resulted in a reduced

maximum exposure in

this matter to approximately

USD
250 million. Equinor

provides for its best estimate

in the matter.

Suit for an annulment of Petrobras'

sale of the interest

in BM-S-8 to Equinor

In March 2017, the

Union of Workers of

Oil Tankers

of Sergipe (Sindipetro)

filed a class action suit against

Petrobras, Equinor and
ANP - the Brazilian

Regulatory Agency - to see

k

annulment of Petrobras'

sale of the interest and operatorship

in BM-S-8 to Equinor,

a
transaction which was

closed in November 2016.

There was also an injunction

request aiming to suspend

the assignment, which first
was granted in April

2017 by a federal judge,

but subsequently lifted

by the federal court. The

injunction request has now been

finally
dismissed by the

courts.

Claim from Petrofac regarding

multiple variation order

requests performed in Algeria

(In Salah)

Petrofac International

(UAE) LLC (PIUL) was awarded

the EPC Contract to execute

the ISSF Project (the In

Salah Southern
Fields Project which

has finalised the development

of four gas fields in

central Algeria). Following

suspension of activity

after the
terrorist attack at

another field in Algeria

(In Amenas) in 2013, PIUL issued

multiple Variation

Order Requests (VoRs)

related to the
costs incurred for stand

-by and remobilisation costs

after the evacuation

of expatriates. Several VoRs

have been paid, but

the
settlement of the

remaining has been

unsuccessful. PIUL initiated

arbitration on 7 August

2020 claiming an estimated

amount of USD
533 million, of which

Equinor In Salah AS holds

a 31,85%

share. Equinor's maximum

exposure amounts

to USD 170 million. Equinor
provides for its best

estimate in the matter.

During the normal course

of its business Equinor

is involved in legal and

other proceedings, and several

claims are unresolved and
currently outstanding.

The ultimate liability or

asset, respectively,

in respect of such litigation

and claims cannot be

determined now.
Equinor has provided

in its Condensed interim

financial statements for

probable liabilities related

to litigation and claims based

on the
company's best judgement.

Equinor does not expect

that its financial position,

results of operations or

cash flows will be materially
affected by the resolution

of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

The COVID-19 pandemic

with global lockdowns

has slowed, and in

many countries, contracted

economic growth and

has had
dramatic consequences

for energy demand. As a result,

commodity prices collapsed

in the first half of 2020 before

a partial re-bounce
in the second half, impacting

the energy industry

and Equinor.

The full extent, duration

and consequences

of the Covid-19 pandemic
and the resulting operational

and economic impact

for Equinor cannot be

ascertained at this time.

However, resulting

changes in
market risk and economic

circumstances impact

Equinor’s assumptions about the

future and related sources

of

estimation uncertainty.
Updates of certain information

previously provided in

Equinor’s Annual financial statement

s

for 2019, as well as other

relevant
information, are consequently

included below.

The mitigation effects

from COVID-19 have

had a massive impact on oil

demand, particularly mobility

fuels. According to the
International Energy

Agency (IEA), Global energy

demand in 2020 is estimated

to drop by 5-6%, with

the largest uncertainty being
around the shake of

a second wave of lockdowns

in the last quarter this

year. Significant

Opec+ supply cuts and shut

-in production
around the world

following the announcement

at 1 May 2020, have so

far prevented another

price collapse and storages

running full.

Equinor third quarter 2020

In Norway,

where Equinor has production

on the NCS, the Norwegian

Government announced

unilateral oil production

cuts portioned
out to relevant fields

via their production

licenses. Equinor complies

with the revised production

permits issued by the

authorities, but
for the third quarter

of 2020 the production cuts

in Norway and internationally

did not have significant impact

on the total production.

An updated overview

of Equinor’s price assumptions

as of 30 September

2020 has been provided

in note 6 Property,

plant and
equipment and intangible

assets. Equinor has evaluated

the reasonable possible

changes in certain assumptions

as of 30 September
2020. For interest rate

and currency risk, the

reasonable possible change

remains unchanged from 31

December 2019.

As of 30 September

2020, the reasonable possible

change in prices is deemed

to be -50%/+50% for short-term

contracts, and -
30%/+30% for the long

-term derivatives, based

on their duration. The short

-term price contracts are

considered more volatile
compared to year-end

2019.

The table below contains

the price risk sensitivities

of Equinor's commodity-based

derivatives contracts.

Equinor enters into
commodity-based derivative

contracts mainly to

manage short-term commodity

risk. However,

since none of the derivative

financial
instruments included

in the table below are

part of formal hedging relationships,

any changes in their fair

values would be recognised
in the Consolidated

statement of income.

Commodity price sensitivity

30 September 2020
31 December 2019
(in USD million) - 50% + 50% - 30% + 30%
Crude oil and refined products net gain/(losses) 1,092 (1,092) 569 (563)
Natural gas and electricity net gains/(losses) 333 283 (33) 49

Due to market developments

and related consequences,

certain Equinor suppliers

and customers have indicated

that contractual
clauses such as those

involving force majeure

are being explored. The

potential impact for Equinor,

if any, is

currently uncertain.

As a measure to

maintain activity in the oil and

gas related industry,

the Norwegian Government

on 19 June 2020 enacted

temporary
targeted changes to

Norway’s petroleum tax

system for investments

incurred in 2020 and 2021

and for new projects with

final
investment decisions

submitted by end of 2022.

The changes are effective

from 1 January 2020 and

provide companies with

a direct
tax deduction in the

special petroleum tax (56%

tax rate) instead of tax depreciation

over 6 years. One of the

changes is that the tax
uplift benefit, which

has increased from 20.8%.

to 24% will be recognised

over one year instead of

four years. Tax

depreciation
towards the ordinary

corporate tax (22% tax

rate) will continue with a

six-year depreciation profile.

The totality of the petroleum

tax
changes will increase

the profitability for investments

and strengthen Equinor’s’

liquidity.

9 Subsequent events

On 28 October 2020,

the board of directors

resolved to declare a dividend

for the third quarter

of 2020 of USD 0.11

per share. The
Equinor shares will

trade ex-dividend 11

February 2021 on the Oslo

Børs and for ADR holders

on the New York

Stock Exchange.
Record date will be

12 February 2021 and payment

date will be 26 February

2021.

Equinor third quarter 2020

Supplementary disclosures

Operational data
Quarters Change First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 Operational data 2020 2019 Change
Prices
43.0 29.2 61.9 (31%) Average Brent oil price (USD/bbl) 40.8 64.7 (37%)
39.6 23.5 52.6 (25%) E&P Norway average liquids price (USD/bbl) 35.9 56.6 (37%)
39.1 24.4 58.1 (33%)
E&P International average liquids price

(USD/bbl)
37.3 60.3 (38%)
32.2 19.0 45.9 (30%) E&P USA average liquids price (USD/bbl) 30.3 48.6 (38%)
38.3 22.9 52.5 (27%)
Group average liquids price (USD/bbl)

[1]
35.2 55.8 (37%)
349 229 465 (25%)
Group average liquids price (NOK/bbl)

[1]
335 486 (31%)
1.45 0.91 3.96 (63%)
E&P Norway average internal gas

price (USD/mmbtu) [9]
1.70 4.66 (64%)
1.13 1.26 1.74 (35%)
E&P USA average internal gas price (USD/mmbtu)

[9]
1.31 2.29 (43%)
2.72 2.24 5.19 (48%)
Average invoiced gas prices - Europe

(USD/mmbtu) [8]
3.06 5.95 (49%)
1.53 1.47 1.99 (23%)
Average invoiced gas prices - North

America (USD/mmbtu) [8]
1.63 2.51 (35%)
(0.1) 3.9 5.9 >(100%)
Refining reference margin (USD/bbl)

[2]
1.8 4.4 (58%)
Entitlement production (mboe per day)
619 637 497 25% E&P Norway entitlement liquids production 635 507 25%
220 235 266 (17%)
E&P International entitlement liquids

production
240 272 (12%)
151 172 182 (17%) E&P USA entitlement liquids production 170 172 (2%)
991 1,044 946 5% Group entitlement liquids production 1,045 951 10%
654 644 570 15% E&P Norway entitlement gas production 681 691 (1%)
35 31 47 (25%)
E&P International entitlement gas

production
41 39 4%
185 179 183 1% E&P USA entitlement gas production 179 181 (1%)
874 854 799 9% Group entitlement gas production 901 911 (1%)
1,865 1,897 1,745 7%
Total entitlement

liquids and gas production [3]
1,946 1,862 5%
Equity production (mboe per day)
619 637 497 25% E&P Norway equity liquids production 635 507 25%
283 291 352 (20%)
E&P International equity liquids

production
309 355 (13%)
173 195 212 (18%) E&P USA equity liquids production 194 209 (7%)
1,076 1,123 1,061 1% Group equity liquids production 1,138 1,071 6%
654 644 570 15% E&P Norway equity gas production 681 691 (1%)

Equinor third quarter 2020

40 34 58 (31%) E&P International equity gas production 47 61 (22%)
224 210 220 2% E&P USA equity gas production 213 210 2%
918 888 848 8% Group equity gas production 941 961 (2%)
1,994 2,011 1,909 4%
Total equity

liquids and gas production [4]
2,079 2,032 2%
NES power production
319 305 342 (7%) Power generation (GWh) 1,181 1,278 (8%)
Exchange rates
Quarters Change First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 Exchange rates 2020 2019 Change
0.1095 0.1000 0.1129 (3%) NOK/USD average daily exchange rate 0.1050 0.1150 (9%)
0.1055 0.1026 0.1100 (4%)
NOK/USD period-end exchange

rate
0.1055 0.1100 (4%)
9.1321 10.0023 8.8573 3% USD/NOK average daily exchange rate 9.5266 8.6979 10%
9.4814 9.7446 9.0874 4%
USD/NOK period-end exchange

rate
9.4814 9.0874 4%
1.1685 1.1008 1.1118 5%
EUR/USD average daily exchange

rate
1.1239 1.1234 0%
1.1708 1.1198 1.0889 8% EUR/USD period-end exchange rate 1.1708 1.0889 8%

Equinor third quarter 2020

Health, safety and the

environment
Twelve months average per First nine months First nine months
Q3 2020 Q3 2019 Health, safety and the environment 2020 2019
Injury/incident frequency
2.3 2.5
Total recordable

injury frequency (TRIF)
2.3 2.5
0.6 0.6 Serious Incident Frequency (SIF) 0.5 0.6
Oil spills
165 226 Accidental oil spills (number of) 116 170
317 8,850 Accidental oil spills (cubic metres) 158 8,824
First nine months Full year
Climate 2020 2019
Upstream CO2 intensity (kg CO2/boe)
1)
8.1 9.5

1) Total

scope 1 emissions

of CO2 (kg CO2) from exploration

and production, divided by

total production (boe).

Equinor third quarter 2020

Reconciliation of net operating income/(loss) to
adjusted earnings

The table specifies

the adjustments made to

each of the profit and loss

line item included in the

net operating income/(loss)

subtotal.
Items impacting net operating income/(loss) in the third
quarter of 2020
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Other

(in USD million)
Net operating income/(loss) (2,019) 431 (1,328) (1,606) 551 (67)
Total revenues

and other income
(431) (59) (20) - (352) 0
Changes in fair value of derivatives (37) - - - (37) -
Periodisation of inventory hedging effect (315) - - - (315) -
Over-/underlift (79) (59) (20) - - -
Purchases [net of inventory variation] 104 - - - (2) 107
Operational storage effects (2) - - - (2) -
Eliminations 107 - - - - 107
Operating and administrative expenses

189 36 67 29 64 (7)
Over-/underlift 90 36 54 - - -
Gain/loss on sale of assets (1) - - (1) - -
Provisions 100 - 12 30 64 (7)
Depreciation, amortisation and net

impairment losses
2,353 360 992 990 - 10
Impairment 2,524 360 992 1,162 - 10
Reversal of Impairment (171) - (0) (171) - -
Exploration expenses 583 5 185 393 - -
Impairment 638 5 183 449 - -
Reversal of Impairment (63) - - (63) - -
Provisions 8 - 2 7 - -
Sum of adjustments to net operating

income/(loss)
2,799 342 1,224 1,413 (289) 110
Adjusted earnings/(loss) [5] 780 773 (104) (193) 262 43
Tax on adjusted

earnings
(509) (358) 87 0 (240) 2
Adjusted earnings/(loss) after tax

[5]
271 414 (17) (193) 22 45

Equinor third quarter 2020

Items impacting net operating income/(loss) in the third
quarter of 2019
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International
Exploration
& Production
USA
Marketing,
Midstream &
Processing Other (in USD million)
Net operating income/(loss) (469) 2,558 325 (2,587) (757) (8)
Total revenues

and other income
(258) (818) 126 (10) 453 (9)
Changes in fair value of derivatives 383 (8) - - 392 -
Periodisation of inventory hedging effect 61 - - - 61 -
Over-/underlift 147 30 126 (10) - -
Gain/loss on sale of assets (849) (840) - - - (9)
Purchases [net of inventory variation] 25 - - - 32 (7)
Operational storage effects 32 - - - 32 -
Eliminations (7) - - - - (7)
Operating and administrative expenses

501 (5) (57) 49 514 -
Over-/underlift (59) (5) (57) 3 - -
Provisions 560 - - 46 514 -
Depreciation, amortisation and net

impairment losses
2,186 - 56 1,924 206 -
Impairment 2,190 - 60 1,924 206 -
Reversal of Impairment (4) - (4) - - -
Exploration expenses 608 - - 608 - -
Impairment 608 - - 608 - -
Sum of adjustments to net operating

income/(loss)
3,062 (823) 125 2,571 1,205 (16)
Adjusted earnings/(loss) [5] 2,593 1,735 451 (16) 448 (25)
Tax on adjusted

earnings
(1,516) (1,194) (147) 0 (187) 13
Adjusted earnings/(loss) after tax

[5]
1,077 540 304 (16) 261 (13)

Equinor third quarter 2020

Items impacting net operating income/(loss) in the first

nine
months of 2020
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Other (in USD million)
Net operating income/(loss) (2,434) 1,294 (2,189) (2,953) 839 575
Total revenues

and other income
(149) 53 (153) - (51) 2
Changes in fair value of derivatives 52 6 - - 46 -
Periodisation of inventory hedging effect (91) - - - (91) -
Impairment from associated companies 2 - - - - 2
Over-/underlift (106) 47 (153) - - -
Gain/loss on sale of assets (6) - - - (6) -
Purchases [net of inventory variation] (403) - - - 196 (599)
Operational storage effects 196 - - - 196 -
Eliminations (599) - - - - (599)
Operating and administrative expenses

406 (21) 156 31 246 (7)
Over-/underlift 123 (21) 144 - - -
Gain/loss on sale of assets 2 - - 2 - -
Provisions 282 - 12 30 246 (7)
Depreciation, amortisation and net

impairment losses
4,733 1,219 1,354 1,727 422 10
Impairment 4,951 1,219 1,401 1,898 422 10
Reversal of impairment (218) - (47) (171) - -
Exploration expenses 1,028 5 352 671 - -
Impairment 1,082 5 350 727 - -
Reversal of impairment (63) - - (63) - -
Provisions 8 - 2 7 - -
Sum of adjustments to net operating

income/(loss)
5,615 1,256 1,709 2,429 813 (593)
Adjusted earnings/(loss) [5] 3,181 2,551 (479) (524) 1,652 (18)
Tax on adjusted

earnings
(1,704) (1,264) 310 0 (972) 222
Adjusted earnings/(loss) after tax

[5]
1,478 1,287 (170) (524) 680 204

Equinor third quarter 2020

Items impacting net operating income/(loss) in the first
nine months of 2019
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Other (in USD million)
Net operating income/(loss) 7,783 8,155 1,418 (2,278) 644 (156)
Total revenues

and other income
(1,190) (869) (32) (10) (258) (20)
Changes in fair value of derivatives (393) (8) - - (384) -
Periodisation of inventory hedging effect 126 - - - 126 -
Over-/underlift 92 117 (15) (10) - -
Gain/loss on sale of assets (1,015) (977) (17) - - (20)
Purchases [net of inventory variation] (48) - - - (85) 37
Operational storage effects (85) - - - (85) -
Eliminations 37 - - - - 37
Operating and administrative expenses 710 19 97 83 510 -
Over-/underlift 13 (23) 34 3 - -
Change in accounting policy
1)
123 42 63 18 - -
Gain/loss on sale of assets 16 - - 16 - -
Provisions 557 - - 46 510 -
Depreciation, amortisation and net

impairment losses
2,070 - (60) 1,924 206 -
Impairment 2,190 - 60 1,924 206 -
Reversal of impairment (120) - (120) - - -
Exploration expenses 608 - - 608 - -
Impairment 608 - - 608 - -
Sum of adjustments to net operating

income/(loss)
2,150 (850) 5 2,605 374 16
Adjusted earnings/(loss) [5] 9,934 7,305 1,423 327 1,017 (139)
Tax on adjusted

earnings
(6,195) (5,221) (521) (0) (496) 43
Adjusted earnings/(loss) after tax

[5]
3,739 2,085 903 327 521 (97)
1) Change in accounting policy for lifting

imbalances.

Equinor third quarter 2020

Items impacting net operating income/(loss) in the

second
quarter of 2020
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Other

(in USD million)
Net operating income/(loss) (472) (104) (548) (332) 610 (98)
Total revenues

and other income
441 57 66 - 319 (1)
Changes in fair value of derivatives 36 - - - 36 -
Periodisation of inventory hedging effect 288 - - - 288 -
Impairment from associated companies (1) - - - - (1)
Over-/underlift 123 57 66 - - -
Gain/loss on sale of assets (6) - - - (6) -
Purchases [net of inventory variation] (48) - - - (145) 97
Operational storage effects (145) - - - (145) -
Eliminations 97 - - - - 97
Operating and administrative expenses

60 (38) (43) (9) 149 -
Over-/underlift (81) (38) (43) - - -
Gain/loss on sale of assets (9) - - (9) - -
Provisions 149 - - - 149 -
Depreciation, amortisation and net

impairment losses
263 - 35 - 228 -
Impairment 263 - 35 - 228 -
Exploration expenses 111 - 111 - - -
Impairment 111 - 111 - - -
Sum of adjustments to net operating

income/(loss)
827 19 169 (9) 551 96
Adjusted earnings/(loss) [5] 354 (85) (379) (341) 1,161 (2)
Tax on adjusted

earnings
291 408 144 0 (465) 205
Adjusted earnings/(loss) after tax

[5]
646 323 (236) (341) 696 203

Equinor third quarter 2020

Adjusted earnings after

tax by reporting segment
Quarters
Q3 2020 Q2 2020 Q3 2019
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 773 (358) 414 (85) 408 323 1,735 (1,194) 540
E&P International (104) 87 (17) (379) 144 (236) 451 (147) 304
E&P USA (193) 0 (193) (341) 0 (341) (16) 0 (16)
MMP 262 (240) 22 1,161 (465) 696 448 (187) 261
Other 43 2 45 (2) 205 203 (25) 12 (13)
Total Equinor

consolidation
780 (509) 271 354 291 646 2,593 (1,516) 1,077
Effective tax rates on adjusted
earnings 65.3% -82.3% 58.5%

First nine months
2020 2019
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 2,551 (1,264) 1,287 7,305 (5,221) 2,085
E&P International (479) 310 (170) 1,423 (521) 903
E&P USA (524) 0 (524) 327 (0) 327
MMP 1,652 (972) 680 1,017 (496) 521
Other (18) 222 204 (140) 43 (97)
Total Equinor

consolidation
3,181 (1,704) 1,478 9,934 (6,195) 3,739
Effective tax rates on adjusted

earnings
53.6% 62.4%

Reconciliation of adjusted

earnings after tax

to net income
Quarters
Reconciliation of adjusted earnings after tax to net income

First nine months
Q3 2020 Q2 2020 Q3 2019
(in USD million)
2020 2019
(2,019) (472) (469) Net operating income/(loss) A (2,434) 7,783
(72) (566) 1,174
Income tax less tax on net financial

items
B 707 6,353
(1,947) 93 (1,642) Net operating income after tax C = A-B (3,141) 1,430

Equinor third quarter 2020

2,799 827 3,062 Items impacting net operating income
1)
D 5,615 2,150
582 274 342
Tax on items

impacting net operating income

E 996 (158)
271 646 1,077 Adjusted earnings after tax [5] F = C+D-E 1,478 3,739
(201) (248) 340 Net financial items G (426) 489
23 (96) 196
Tax on net

financial items
H 486 162
(2,124) (251) (1,107) Net income/(loss) I = C+G+H (3,080) 2,081
1) Represents the total adjustments to

net operating income made to

arrive at adjusted earnings (i.e.

adjusted purchases, adjusted

operating
and administrative expenses, adjusted

depreciation, amortisation and

impairment expenses and adjusted

exploration expenses, each of

which
are presented and reconciled to the

relevant related IFRS figure for

the periods presented in this

report).

Equinor third quarter 2020

Adjusted earnings Marketing,

Midstream & Processing

(MMP) break down
Quarters Change Adjusted earnings break down First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
292 366 194 50% Natural Gas Europe 967 539 80%
7 (7) (33) N/A Natural Gas US (11) (63) 82%
38 784 253 (85%) Liquids 784 443 77%
(75) 19 33 N/A Other (88) 98 N/A
262 1,161 448 (42%) Adjusted earnings MMP 1,652 1,017 62%

Adjusted exploration expenses
Quarters Change Adjusted exploration expenses First nine months
Q3 2020 Q2 2020 Q3 2019 Q3 on Q3 (in USD million) 2020 2019 Change
142 97 179 (21%) E&P Norway exploration expenditures 369 437 (16%)
143 234 219 (35%) E&P International exploration expenditures 598 578 3%
65 76 24 >100% E&P USA exploration expenditures 186 90 >100%
349 407 422 (17%)
1)
Group exploration expenditures 1,151 1,106 4%
2)
87 14 39 >100%
Expensed, previously capitalised

exploration expenditures
200 59 >100%
(125) (140) (201) (38%)
Capitalised share of current period's

exploration activity
(459) (405) 14%
575 111 611 (6%) Impairment (reversal of impairment) 1,022 614 67%
886 393 871 2%
Exploration expenses according

to IFRS
1,914 1,374 39%
(583) (111) (608) (4%) Items impacting net operating income/(loss)
3)
(1,028) (608) 69%
302 282 263 15% Adjusted exploration expenses 886 766 16%
1) 27 wells with activity with 11

completed in the third quarter

of 2020 compared to 21 wells

with 11 completed

in the third quarter of 2019.
2) 42 wells with activity with 26 completed

the first nine months of 2020

compared to 42 wells

with 32 completed in the first

nine months of
2019.
3) For items impacting net operating

income/(loss), see Reconciliation

of net operating income/(loss)

to adjusted earnings in

the
Supplementary disclosures.

Equinor third quarter 2020

Calculation of capital employed

and net debt to capital

employed ratio

The table below reconciles

the net interest-bearing

debt adjusted, the capital

employed, the net debt to

capital employed ratio
adjusted including lease

liabilities and the net debt

to capital employed adjusted

ratio with the most directly

comparable financial
measure or measures

calculated in accordance

with IFRS.

Calculation of capital employed and net debt to capital employed ratio
At 30
September
At 30 June At 31
December
At 30
September
(in USD million) 2020 2020 2019 2019
Shareholders' equity 34,084 35,587 41,139 40,983
Non-controlling interests 24 23 20 16
Total equity

A 34,108 35,610 41,159 40,999
Current finance debt 5,277 5,463 4,087 4,375
Non-current finance debt 32,193 31,647 24,945 24,401
Gross interest-bearing debt B 37,471 37,110 29,032 28,776
Cash and cash equivalents 7,844 9,700 5,177 6,838
Current financial investments 10,563 9,319 7,426 7,203
Cash and cash equivalents and financial

investment

C 18,407 19,020 12,604 14,041
Net interest-bearing debt [10] B1 = B-C 19,064 18,091 16,429 14,735
Other interest-bearing elements

1)
669 832 791 878
Normalisation for cash-build up

before tax payment (50% of Tax

Payment)

2)
259 - - 670
Net interest-bearing debt adjusted normalised

for tax payment, including
lease liabilities [5] B2 19,992 18,923 17,219 16,283
Lease liabilities 4,218 4,154 4,339 4,383
Net interest-bearing debt adjusted [5] B3 15,774 14,768 12,880 11,899
Calculation of capital employed [5]
Capital employed A+B1 53,172 53,700 57,588 55,734

Equinor third quarter 2020

Capital employed adjusted, including

lease liabilities
A+B2 54,100 54,532 58,378 57,282
Capital employed adjusted A+B3 49,883 50,378 54,039 52,898
Calculated net debt to capital employed

[5]
Net debt to capital employed (B1)/(A+B1) 35.9% 33.7% 28.5% 26.4%
Net debt to capital employed adjusted,

including lease liabilities
(B2)/(A+B2) 37.0% 34.7% 29.5% 28.4%
Net debt to capital employed adjusted (B3)/(A+B3) 31.6% 29.3% 23.8% 22.5%
1) Cash

and cash equivalents

adjustments regarding collateral

deposits classified as cash

and cash equivalents

in the Consolidated
balance sheet but considered

as non-cash in the non

-GAAP calculations as well

as financial investments

in Equinor Insurance
AS classified as current

financial investments.
2) Adjustment

to net interest-bearing debt

for cash build-up in the first

quarter and the third quarter

before tax payment on 1

April
and 1 October.

This is to exclude 50% of

the cash build-up to h

ave a more even allocation

of tax payments between

the four
quarters and hence

a more representative net

interest-bearing debt.

Equinor third quarter 2020

Net adjusted financial

items 2020
Interest
income
and other
financial
items
Net
foreign
exchange
gains
(losses)
Gains
(losses)
derivative
financial
instrument
s
Interest
and other
finance
expenses
Net before
tax
Estimated
tax effect
Net after
tax
Net adjusted financial items in the third quarter of 2020
(in USD million)

Financial items according to IFRS 235 (131) 39 (343) (201) 23 (178)

Foreign exchange (FX) impacts (incl.

derivatives)
(1) 131 0 0 130 2 0
Interest rate (IR) derivatives 0 0 (39) 0 (39) 0 0
Fair value adjustment financial investments

and other
(97) 0 0 0 (97) 0 0
Subtotal (99) 131 (39) 0 (6) 0 (6)
Adjusted financial items 136 0 0 (343) (207) 23 (184)

Net adjusted financial

items 2019
Interest
income
and other
financial
items
Net
foreign
exchange
gains
(losses)
Gains
(losses)
derivative
financial
instrument
s
Interest
and other
finance
expenses
Net before
tax
Estimated
tax effect
Net after
tax
Net adjusted financial items in the third quarter of 2019
(in USD million)
Financial items according to IFRS 180 295 208 (343) 340 196 536

Foreign exchange (FX) impacts (incl.

derivatives)
2 (295) 0 0 (293) 0 0
Interest rate (IR) derivatives 0 0 (208) 0 (208) 0 0
Fair value adjustment financial investment (20) 0 0 0 (20) 0 0
Adjusted financial items excluding FX

and IR derivatives
161 0 0 (343) (182) 196 14

Equinor third quarter 2020

USE AND RECONCILIATION OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial

measures are defined as numerical

measures that either exclude

or include amounts or

certain accounting items
that are not excluded

or included in the comparable

measures calculated and

presented in accordance with

GAAP (i.e. IFRS).

Management considers

adjusted earnings and adjusted

earnings after tax together

with other non-GAAP financial

measures as
defined below,

to provide a better indication

of the underlying operational

and financial performance

in the period (excluding
financing), and therefore

better facilitate comparison

s

between periods.

The following financial

measures may be considered

non-GAAP financial

measures:

●

Adjusted earnings

are based on net

operating income/(loss)

and adjusts for certain

items affecting the income

for the period in
order to separate

out effects that management

considers may

not be well correlated

to Equinor’s underlying operational
performance in the

individual reporting period.

Management considers

adjusted earnings to be

a supplemental measure

to
Equinor’s IFRS measures,

which provides an indication

of Equinor’s underlying

operational performance

in the period and
facilitates an alternative

understanding of operational

trends between the

periods. Adjusted earnings

include adjusted revenues
and other income, adjusted

purchases, adjusted operating

expenses and selling,

general and administrative

expenses, adjusted
depreciation expenses

and adjusted exploration

expenses
●

Adjusted earnings after

tax

– equals the sum of net

operating income/(loss)

less income tax in business

areas and adjustments
to operating income

taking the applicable marginal

tax into consideration.

Adjusted earnings after

tax excludes net financial

items
and the associated

tax effects on net financial

items. It is based on adjusted

earnings less the tax effects

on all elements included
in adjusted earnings

(or calculated tax on operating

income and on each

of the adjusting items using an

estimated marginal tax
rate). In addition,

tax effect related to

tax exposure items

not related to the

individual reporting period

is excluded from adjusted
earnings after tax. Management

considers adjusted earnings

after tax, which reflects

a normalised tax charge associated

with its
operational performance

excluding the impact of

financing, to be a supplemental

measure to Equinor’s net

income. Certain net
USD denominated financial

positions are held by group

companies that have

a USD functional currency

that is different from the
currency in which the

taxable income is measured.

As currency exchange rates

change between periods,

the basis for measuring
net financial items for

IFRS will change disproportionally

with taxable income which

includes exchange gains

and losses from
translating the net USD denominated

financial positions into

the currency of the applicable

tax return. Therefore,

the effective tax
rate may be significantly

higher or lower than

the statutory tax rate for

any given period.

Adjusted taxes included

in adjusted
earnings after tax should

not be considered indicative

of the amount of current

or total tax expense (or taxes

payable) for the
period

Adjusted earnings and

adjusted earnings after tax

should be considered

additional measures rather

than substitutes for net operating
income/(loss) and net

income/(loss),

which are the most directly

comparable IFRS measures.

There are material limitations
associated with the

use of adjusted earnings and

adjusted earnings after

tax compared with the IFRS measures

as such non-GAAP
measures do not

include all the items of

revenues/gains or expenses/losses

of Equinor that are needed

to evaluate its profitab

ility on
an overall basis.

Adjusted earnings and adjusted

earnings after tax are

only intended to be indicative

of the underlying developments
in trends of our on-going

operations for the production,

manufacturing and

marketing of our products

and exclude pre-and post-tax
impacts of net financial

items. Equinor reflects

such underlying development

in our operations by eliminating

the effects of certain
items that may not be

directly associated

with the period's operations

or financing. However,

for that reason, adjusted

earnings and
adjusted earnings after

tax are not complete measures

of profitability.

These measures should therefore

not be used in isolation.

●

Return on average capital

employed after tax

(ROACE)

– this measure

provides useful information

for both the group and
investors about performance

during the period under

evaluation. Equinor uses

ROACE to measure the return

on capital employed,
regardless of whether

the financing is through

equity or debt. The use

of ROACE should not

be viewed as an alternative

to income
before financial items,

income taxes and minority

interest, or to net income,

which are measures calculated

in accordance with
GAAP or ratios based

on these figures. For

a reconciliation for adjusted

earnings after tax, see Reconciliation

of net operating
income/(loss) to adjusted

earnings as presented

earlier in this report
●

Capital employed adjusted

–
this measure is defined

as Equinor's total equity (including

non-controlling interests)

and net
interest-bearing debt

adjusted

●

Net interest-bearing debt adjusted

– this measure is

defined as Equinor's interest

bearing financial liabilities

less cash and cash
equivalents and current

financial investments, adjusted

for collateral deposits

and balances held by

Equinor's captive insurance
company and balances

related to the SDFI
●

Net debt to capital employed ,
Net debt to capital

employed adjusted, including

lease liabilities
and

Net debt to capital
employed ratio adjusted
– Following implementation

of IFRS 16 Equinor present

s

a “net debt to capital employed

adjusted”
excluding lease liabilities

from the gross interest

-bearing debt.

Comparable numbers

are presented in

the table Calculation of
capital employed

and net debt to capita

l

employed ratio in the report

include Finance lease according

to IAS17, adjusted for
marketing instruction

agreement
●

Organic capital expenditures
– Capital expenditures,

defined as Additions to PP&E,

intangibles and

equity accounted
investments in note

2 Segments to the Condensed

financial interim statements,

amounted to USD 2.0

billion in the third quarter

of
2020. Organic capital

expenditures are capital

expenditures excluding acquisitions,

recognised lease assets

(RoU assets) and
other investments with

significant different cash

flow pattern. In the third quarter

of 2020, a total of USD 0.3

billion are excluded in
the organic capital expenditures.

Forward-looking organic capital

expenditures included

in this report are not reconcilable

to its

Equinor third quarter 2020

most directly comparable

IFRS measure without

unreasonable efforts,

because the amounts

excluded from such IFRS measure

to
determine organic capital

expenditures cann

ot be predicted with reasonable

certainty
●

Free cash flow for

the third quarter 2020

includes the following line

items in the Consolidated

statement of cash flows:

Cash
flows provided by operating

activities before taxes

paid and working capital

items (USD 3.3 billion),

taxes paid (negative USD 0.1
billion), cash used in

business combinations

(USD 0.0 billion), capital

expenditures and investments

(negative USD 1.7

billion),
(increase) decrease

in other items interest bearing

(USD 0.0 billion), proceeds

from sale of assets and

businesses (USD 0.0
billion), dividend paid

(negative USD 0.3

billion) and share buy

-back (negative USD 1.0 billion),

resulting in a free cash flow

of
USD 0.2 billion in the

third quarter of 2020
●

Free cash flow for

the first nine months of 2020

includes the following line

items in the Consolidated statement

of cash flows:
Cash flows provided

by operating activities

before taxes paid and working

capital items (USD 10.2

billion), taxes paid (negative
USD 2.7

billion), cash used in business

combinations (USD 0.0

billion), capital

expenditures and investments

(negative USD 6.0
billion), (increase) decrease

in other items interest bearing

(USD 0.0 billion), proceeds

from sale of assets

and businesses,
including USD 0.3 billion

received from the Lundin

divestment included in

(increase)/decrease in financial

investments (USD 0.3
billion), dividend paid

(negative USD 2.0 billion)

and share buy-back

(negative

USD 1.1 billion), resulting

in a free cash flow of
negative USD 1.3 billion

in the first nine months of

2020

Adjusted earnings
adjust for the following

items:

●

Changes in fair value of

derivatives:

Certain gas contracts

are, due to pricing or delivery

conditions, deemed to

contain
embedded derivatives,

required to be carried

at fair value. Also, certain

transactions related to

historical divestments

include
contingent consideration,

are carried at fair value.

The accounting impacts

of changes in fair value

of the aforementioned

are
excluded from adjusted

earnings. In addition,

adjustments are also made

for changes in the unrealised

fair value of derivatives

related to some natural

gas trading contracts. Due

to the nature of these

gas sales contracts, these

are classified as financial
derivatives to be

measured at fair value at the

balance sheet date. Unrealised

gains and losses on these

contracts reflect the
value of the difference

between current market

gas prices and the actual

prices to be realised under

the gas sales contracts.

Only
realised gains and losses

on these contracts are

reflected in adjusted

earnings. This presentation

best reflects the underlying
performance of the

business as it replaces the

effect of temporary timing

differences associated

with the re-measurements

of the
derivatives to fair value

at the balance sheet date

with actual realised gains and

losses for the period
●

Periodisation of inventory

hedging effect:
Commercial storage is hedged

in the paper market and

is accounted for using the
lower of cost or market

price. If market prices increase

above cost price, the inventory

will not reflect this increase

in value. There
will be a loss on the

derivative hedging the inventory

since the derivatives

always reflect changes

in the market price. An
adjustment is made

to reflect the unrealised

market increase of the commercial

storage. As a result, loss

on derivatives is
matched by a similar

adjustment for the exposure

being managed. If market

prices decrease below cost

price, the write-down of
the inventory and

the derivative effect

in the IFRS income statement

will offset each other

and no adjustment is

made

●

Over/underlift
: Over/underlift is

accounted for using the

sales method and therefore

revenues were reflected

in the period the
product was sold

rather than in the period

it was produced. The

over/underlift position

depended on a number

of factors related to
our lifting programme

and the way it corresponded

to our entitlement share

of production. The effect

on income for the period

is
therefore

adjusted, to show estimated

revenues and associated

costs based upon the

production for the period

to reflect
operational performance

and comparability with

peers. Following the first

quarter of 2019, Equinor

changed the accounting

policy
for lifting imbalances.

Adjusted earnings now include

the over/underlift adjustment
●

The operational storage
is not hedged and

is not part of the trading portfolio.

Cost of goods sold

is measured based

on the
FIFO (first-in, first-out)

method, and includes

realised gains or losses

that arise due to changes in

market prices. These gains

or
losses will fluctuate

from one period to another

and are not considered part

of the underlying operations

for the period
●

Impairment and reversal

of impairment
are excluded from adjusted

earnings since they

affect the economics

of an asset for
the lifetime of that asset,

not only the period in

which it is impaired or

the impairment is reversed.

Impairment

and reversal of
impairment can impact

both the exploration expenses

and the depreciation,

amortisation and impairment

line items
●

Gain or loss from sales

of assets
is eliminated from the measure

since the gain or loss

does not give an indication

of future
performance or periodic

performance; such

a gain or loss is related

to the cumulative value creation

from the time the asset is
acquired until it is sold
●

Eliminations (Internal

unrealised profit on inventories)
:
Volumes derived

from equity oil inventory will

vary depending on
several factors and

inventory strategies, i.e.

level of crude oil in inventory,

equity oil used in the refining

process and level of in-
transit cargoes. Internal

profit related to volumes

sold between entities

within the group, and still

in inventory at period end,

is
eliminated according to

IFRS (write down to production

cost). The proportion

of realised versus unrealised

gain will fluctuate from
one period to another

due to inventory strategies

and consequently impact

net operating income

/(loss).

Write-down to production
cost is not assessed

to be a part of the underlying

operational performance,

and elimination of internal

profit related to equity
volumes is excluded

in adjusted earnings
●

Other items of income and

expense
are adjusted when the

impacts on income in the period

are not reflective of

Equinor’s
underlying operational

performance in the reporting

period. Such items

may be unusual or infrequent

transactions but they may
also include transactions

that are significant which

would not necessarily

qualify as either unusual

or infrequent. Other

items are
carefully assessed

and can include transactions

such as provisions related

to reorganisation, early retirement,

etc.
●

Change in accounting policy

are adjusted

when the impacts on income

in the period are unusual or

infrequent, and not
reflective of Equinor’s underlying

operational performance

in the reporting period

For more information

on our use of non-GAAP financial

measures, see section 5.2

Use and reconciliation

of non-GAAP financial
measures in Equinor's

2019 Annual Report and

Form 20-F.

Equinor third quarter 2020

FORWARD-LOOKING STATEMENTS
This report contains

certain forward-looking statements

that involve risks and

uncertainties. In some

cases, we use words

such as
"ambition", "continue",

"could", "estimate", “intend”,

"expect", "believe", "likely",

"may", "outlook", "plan", "strategy",

"will", "guidance",
“targets”, “in line

with”, “on track”, “consistent”

and similar expressions

to identify forward-looking

statements. Forward

-looking
statements include

all statements other than

statements of historical

fact, including, among others,

statements regarding Equinor’s
plans, intentions,

aims, ambitions and expectations

with respect to the Covid

-19 pandemic including

its impacts, consequences

and
risks; Equinor’s USD 3 billion

action plan for 2020 to

strengthen financial

resilience; Equinor’s response

to the Covid-19 pandemic,
including anticipated

measures to protect people,

operations and value creation,

operating costs and assumptions;

the commitment to
develop as a broad

energy company; future

financial performance, including

cash flow and liquidity;

the share buy-back programme,
including its suspension;

accounting policies;

production cuts, including

their impact on the level

and timing of Equinor’s production;
plans to develop

fields; changes to Norway

’s petroleum tax system;

market outlook and

future economic projections

and assumptions,
including commodity

price assumptions;

organic capital expenditures

through 2023; intention to mature

its portfolio; estimates
regarding exploration

activity levels; ambition

to keep unit of product

ion cost in the top quartile

of its peer group; scheduled
maintenance activity

and the effects on

equity production thereof;

completion and results

of acquisitions and disposals

;

expected
amount and timing of

dividend payments; and

provisions and contingent

liabilities.

You should

not place undue reliance

on these forward-looking

statements. Our actual

results could differ

materially from those
anticipated in the

forward-looking statements

for many reasons.

These forward-looking

statements reflect current

views about future events

and are, by their nature,

subject to significant risks

and
uncertainties because

they relate to events and

depend on circumstances

that will occur in the future.

There are a number of

factors
that could cause

actual results and developments

to differ materially

from those expressed or

implied by these forward-looking
statements, including

levels of industry product

supply, demand

and pricing, in particular

in light of recent significant

oil price volatility
triggered, among other

things, by the changing dynamic

among OPEC+ members

and the uncertainty regarding

demand created by
the Covid-19 pandemic;

the impact of Covid-19;

levels and calculations of

reserves and material

differences from reserves

estimates;
unsuccessful drilling;

operational problems;

health, safety and environmental

risks; natural disasters,

adverse weather conditions,
climate change, and

other changes to business

conditions; the effects

of climate change; regulations

on hydraulic fracturing; security
breaches, including brea

ches of our digital infrastructure

(cybersecurity); ineffectiveness

of crisis management systems;

the actions of
counterparties and

competitors; the development

and use of new technology,

particularly in the renewable

energy sector; inability

to
meet strategic objectives;

the difficulties involving

transportation infrastructure;

political and social stability

and economic growth

in
relevant areas of

the world; an inability

to attract and retain personnel;

inadequate insurance

coverage; changes or uncertainty

in or
non-compliance with

laws and governmental regulations;

the actions of the Norwegian

state as majority shareholder;

failure to meet
our ethical and social

standards; the political

and economic policies

of Norway and other oil-producing

countries; non-compliance

with
international trade sanctions;

the actions of field partners;

adverse changes in

tax regimes; exchange

rate and interest rate
fluctuations; factors

relating to trading, supply and

financial risk; general

economic conditions; and

other factors discussed

elsewhere
in this report. Additional

information, including information

on factors that may

affect Equinor’s business,

is contained in Equinor’s
Annual Report on Form

20-F for the year

ended December 31,

2019, filed with the U.S. Securities

and Exchange Commission
(including section 2.11

Risk review - Risk factors

thereof). Equinor’s 2019 Annua

l

Report and Form 20-F is available

at Equinor’s
website www.equinor.com.

Although we believe that

the expectations reflected

in the forward-looking statements

are reasonable, we
cannot assure you that

our future results, level of

activity, performance

or achievements will meet

these expectations. Moreover,
neither we nor any other

person assume responsibility

for the accuracy and completeness

of these forward-looking

statements. Any
forward-looking statement

speaks only as of the

date on which such

statement is made, and,

except as required

by applicable law, we
undertake no obligation

to update any of these statements

after the date of this report,

whether to make them either

conform to actual
results or changes in

our expectations or

otherwise.

We use certain

terms in this document,

such as “resource” and

“resources” that the SEC’s rules

prohibit us from including in

our filings
with the SEC. U.S. investors

are urged to closely co

nsider the disclosures in our

Form 20-F,

SEC File No. 1-15200. This

form is
available on our website

or by calling 1-800-SEC-0330

or logging on to www.sec.gov.

Although we believe

that the expectations reflected

in the forward-looking statements

are reasonable, we cannot

assure you that our
future results, level

of activity, performance

or achievements will meet

these expectations.

Moreover, neither

we nor any other person
assumes responsibility

for the accuracy and completeness

of the forward-looking statements.

Unless we are required

by law to update
these statements, we

will not necessarily update

any of these statements

after the date of this

report, either to make

them conform to
actual results or changes

in our expectations.

Equinor third quarter 2020

END NOTES

1. The group's average liquids price

is a volume-weighted average of the

segment prices of crude oil, condensate

and natural gas liquids
(NGL).

2. The refining reference margin
is a typical average gross

margin of our two refineries, Mongstad

and Kalundborg. The reference

margin
will differ from the actual margin,

due to variations in type of crude

and other feedstock, throughput,

product yields, freight cost, inventory,

etc.

3. Liquids volumes

include oil, condensate and NGL,

exclusive of royalty oil.

4. Equity volumes

represent produced volumes under

a
production sharing agreement

(PSA)

that correspond to Equinor’s ownership
share in a field. Entitlement volumes
, on the other hand, represent

Equinor’s share of the volumes distributed

to the partners in the field,
which are subject to deductions for,

among other things, royalty and

the host government's share of

profit oil. Under the terms of a

PSA, the
amount of profit oil deducted from

equity volumes will normally increase

with the cumulative return on

investment to the partners and/or
production from the licence. Consequently,

the gap between entitlement

and equity volumes will likely

increase in times of high

liquids prices.
The distinction between equity

and entitlement is relevant to

most PSA regimes, whereas it

is not applicable in most concessionary

regimes
such as those in Norway,

the UK, the US, Canada and Brazil.

5. These are non-GAAP figures.

See Use and reconciliation of

non-GAAP financial measures in

the Supplementary disclosures

for more
details.

6. Transactions with the Norwegian State.

The Norwegian State, represented

by the Ministry of Petroleum

and Energy (MPE), is the majority
shareholder of Equinor and it also

holds major investments in other

entities. This ownership structure

means that Equinor participates in
transactions with many parties

that are under a common ownership

structure and therefore

meet the definition of a related party.

Equinor
purchases liquids and natural gas

from the Norwegian State, represented

by SDFI (the State's Direct Financial

Interest). In addition, Equinor
sells

the State's natural gas production

in its own name, but for the Norwegian

State's account and risk as well

as related expenditures are
refunded by the State. All transactions

are considered priced on an arm’s

-length basis.

7. The production guidance reflects

our estimates of
proved reserves

calculated in accordance with US

Securities and Exchange
Commission (SEC) guidelines and

additional production from

other reserves not included in

proved reserves estimates. The growth
percentage is based on historical

production numbers, adjusted

for portfolio measures.

8. The group's average invoiced gas prices
include volumes sold by the MMP

segment.

9. The internal transfer price

paid from the MMP segment to

the E&P Norway and E&P

USA segments.

10. Since different legal entities

in the group lend to projects and

others borrow from banks,

project financing through external

bank or similar
institutions is not netted in the balance

sheet and results

in over-reporting of the debt stated

in the balance sheet compared

to the underlying
exposure in the group. Similarly,

certain net interest-bearing

debt incurred from activities pursuant

to the Marketing Instruction

of the
Norwegian government are off-set

against receivables on the SDFI.

Some interest-bearing elements

are classified together with non-

interest
bearing elements, and are therefore

included when calculating the net

interest-bearing debt.

Signatures
Pursuant to the requirements of the

Securities Exchange Act of 1934,

the registrant has duly caused this

report to be signed on its behalf

by
the undersigned, thereunto duly authoris

ed.

EQUINOR ASA
(Registrant)

Dated: 29 October, 2020
By: ___/s/ Lars Christian Bacher

Equinor third quarter 2020

Name: Lars Christian Bacher
Title:

Chief Financial Officer